AGREEMENT AND PLAN OF MERGER among Parlux Fragrances, Inc., Perfumania Holdings, Inc. and PFI Merger Corp. Dated as of December 23, 2011

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of December 23, 2011 (this “Agreement”), is by and among Parlux Fragrances, Inc., a Delaware corporation (“Company”), Perfumania Holdings, Inc., a Florida corporation (“Parent”), and PFI Merger Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”). Certain terms used in this Agreement are used as defined in Section 9.11.
Recitals
A.    The parties intend that Company merge with Merger Sub with Company surviving the Merger upon the terms and subject to the conditions set forth herein (the “Merger”).
B.    The Board of Directors of Company (the “Company Board”), acting upon the recommendation of its Independent Committee, has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable for, fair to and in the best interests of the Company and its stockholders (the “Company Shareholders”) and declared it advisable to enter into this Agreement, (ii) approved the execution, delivery and performance by Company of this Agreement and the consummation of the transactions contemplated hereby and (iii) resolved and agreed, upon the terms and subject to the conditions set forth herein, to recommend that the Company Shareholders approve and adopt this Agreement.
C.    The Board of Directors of Parent (the “Parent Board”) has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable for, fair to and in the best interests of Parent and its stockholders (the “Parent Shareholders”) and declared it advisable to enter into this Agreement, (ii) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Related Person Investment, as defined herein, and (iii) resolved and agreed, upon the terms and subject to the conditions set forth herein, to recommend that the Parent Shareholders approve certain of the Transactions, including the Parent Charter Amendment (if required by applicable Laws).
D.    The Board of Directors of the Merger Sub has approved the execution, delivery and performance by Merger Sub of this Agreement, and has recommended that Parent, as the sole shareholder of Merger Sub, approve and adopt this Agreement.
E.    Except as otherwise provided in Section 5.15, as soon as practicable following the Merger, Parent shall cause Surviving Corporation to be merged with a wholly owned Subsidiary of Parent (“Merger Sub I”), with Merger Sub I surviving that merger (the “Second Merger” and together with the Merger, the “Mergers”).
F.    Parent, Merger Sub and Company intend for federal income tax purposes that this Agreement constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the regulations promulgated under the Code (the “Tax-Free Reorganization”).
G.    Concurrently with the execution and delivery of this Agreement, each of the

Applicable Stockholders, as defined herein, has entered into a Voting Agreement with the Company and Parent, as applicable, effective as of the date hereof substantially in the form of Exhibit C-1 or C-2, as applicable, attached hereto (each, a “Voting Agreement”).
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and Company hereby agree as follows:
ARTICLE 1 - SHAREHOLDERS MEETINGS; JOINT PROXY STATEMENT
1.1 Shareholders Meetings.
(a) Parent Shareholders Meeting. As soon as practicable following the No-Shop Period Start Date, Parent, acting through the Parent Board, shall, in accordance with all applicable laws, statutes, ordinances, codes, rules, regulations, decrees and orders of any Governmental Entity (collectively, “Laws”) and its current articles of incorporation and by-laws, duly call, give notice of, convene and hold an annual or special meeting of Parent Shareholders (the “Parent Shareholders Meeting”) for the purposes of obtaining the approval of Parent Shareholders of (i) the issuance of shares of the common stock, $.01 par value, of Parent (the “Parent Common Stock”) pursuant to the Merger and this Agreement, as required under Nasdaq Listing Rules 5635(a)(1) and (2) and (ii) the amendment of the articles of incorporation of Parent (the “Parent Charter Amendment”) to increase the number of shares of Parent Common Stock that Parent is authorized to issue to 35,000,000 shares (collectively, the “Parent Shareholder Approval”). Parent, acting through the Parent Board, (x) shall recommend a vote in favor of such issuance of the Parent Common Stock in connection with the Merger and the Parent Charter Amendment and include in the Joint Proxy Statement such recommendation and (y) use its reasonable best efforts to solicit and obtain the Parent Shareholder Approval.
(b) Company Shareholders Meeting. As soon as practicable following the No-Shop Period Start Date, Company, acting through the Company Board, shall, in accordance with all applicable Laws and its current certificate of incorporation and by-laws, duly call, give notice of, convene and hold an annual or special meeting of the Company Shareholders (the “Company Shareholders Meeting”) for the purposes of obtaining the approval of Company Shareholders to adopt this Agreement (the “Company Shareholder Approval”). Except as otherwise provided in Section 5.3, the Company, acting through the Company Board, shall (x) recommend adoption of this Agreement and include in the Joint Proxy Statement such recommendation (the “Company Recommendation”) and (y) use its reasonable best efforts to solicit and obtain the Company Shareholder Approval.

1.2	Joint Proxy and Registration Statement.
(a) Joint Proxy Statement and Registration Statement.
(i)    Parent and Company shall cooperate to prepare the Registration Statement and the Joint Proxy Statement and shall use commercially reasonable efforts to file the Registration Statement and Joint Proxy Statement with the SEC within fifteen (15) days of the date of this Agreement. Each Party shall provide the other party with copies of all correspondence between such party and its Representatives on the one hand and the SEC and its staff on the other hand. Notwithstanding anything to the contrary herein, before filing and mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and Company shall provide the other party with a reasonable opportunity to review and comment on such document or response and shall discuss with such other party, and include in such document or response, comments reasonably proposed by the other party.
(ii)    Parent and Company shall cooperate to respond as promptly as reasonably practical to any correspondence from the SEC, including without limitation any comments or any requests for amendments or supplements to the Registration Statement or the Joint Proxy Statement, and otherwise use reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing and to maintain such effectiveness for so long as necessary to consummate the Merger as promptly as practicable.
(iii)    Subject to applicable Laws, Parent and Company each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the preparation, filing, and maintenance of the effectiveness of the Joint Proxy Statement and the Registration Statement as provided for hereunder.
(iv)    Each of Parent and Company agree to promptly notify the other party of and correct any information provided by it for use in the Joint Proxy Statement or the Registration Statement which shall have become false or misleading in any material respect.
(v)    Each of Parent and Company shall cause the Joint Proxy Statement to be mailed to its respective stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC.
(vi)    If at any time prior to the Effective Time any event occurs or any information changes that is required to be set forth in an amendment or supplement to the Joint Proxy Statement or the Registration Statement, Parent or Company, as applicable, shall inform the other promptly of such occurrence, cooperate in filing such amendment or supplement with the SEC, use reasonable best efforts to cause such amendment to become effective as promptly as possible and, if required, mail that amendment or supplement to stockholders of Parent and/or Company.
(vii)    Parent shall use reasonable best efforts, and Company shall cooperate with Parent, to obtain any and all state securities laws or “blue sky”

permits, approvals and registrations necessary in connection with the issuance of Parent Common Stock pursuant to the Merger.
(b) Parent shall cause the Registration Statement, and Parent and Company shall cause the Joint Proxy Statement, each to the extent that it provides information to be contained therein, to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act, any other securities Laws, and the rules and regulations of the SEC thereunder (all as amended). Parent shall advise Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective under the Securities Act, the issuance of any stop order with respect to the Registration Statement, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any other material notice or communication regarding the Registration Statement.
(c) Each of Parent and Company shall ensure that the information provided by it for inclusion in the Joint Proxy Statement and each amendment or supplement thereto, at the time of mailing thereof and at the respective times of the Parent Shareholders Meeting and Company Shareholders Meeting or in the case of information provided by it for inclusion in the Registration Statement or any amendment or supplement thereto, at the time it becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(d) Except as permitted by Section 5.3, neither the Joint Proxy Statement nor any amendment or supplement (including by incorporation by reference) thereto will be filed or disseminated to the stockholders of Parent or Company without the approval of both Parent and Company (which approval will not be unreasonably withheld, delayed or conditioned); provided that with respect to documents previously filed by a party that are incorporated by reference in the Joint Proxy Statement, this right of approval will apply only with respect to information relating to the other party or its business, financial condition or results of operations.
ARTICLE 2 - THE MERGER
2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (as amended, the “DGCL”), at the Effective Time, Company shall merge with Merger Sub, and the separate corporate existence of Merger Sub shall thereupon cease, and Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).
2.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) at the offices of Edwards Wildman Palmer LLP, 750 Lexington Avenue, New York, New York, on a date to be specified by the parties, which date shall be no later than the second Business Day after satisfaction or waiver of the conditions set forth in ARTICLE 6 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, place or date, or any or all, are agreed to in writing by the parties hereto. The date on which the Closing occurs is herein referred to as the “Closing Date”.

2.3 Effective Time. Subject to the provisions of this Agreement, as soon as reasonably practicable on the Closing Date the parties shall file a certificate of merger with the Secretary of State of the State of Delaware pursuant to the applicable provisions of the DGCL (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to effect the Merger, in each case in forms approved by Parent and Company, which approval shall not be unreasonably withheld. The Merger shall become effective upon the filing of the Certificate of Merger or at such other time as is agreed by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).
2.4 Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, duties and liabilities of Merger Sub and Company shall become the debts, liabilities and duties of the Surviving Corporation.
2.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. From and after the Effective Time, the Company Charter Documents shall be applicable to the Surviving Corporation until thereafter amended in accordance with (i) Law, (ii) such Company Charter Documents and (iii) the terms of this Agreement, including the obligations of Section 5.9.
2.6 Directors and Officers of the Surviving Corporation. As of the Effective Time:
(a) The directors of the Surviving Corporation shall be Michael Katz, Stephen Nussdorf and Donna Dellomo.
(b) The officers of Surviving Corporation shall be the officers of Company immediately prior to the Effective Time and the following persons in the offices indicated:
Michael W. Katz    Vice President
Donna L. Dellomo    Assistant Secretary
each of whom shall serve until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
(c) The directors of the Company immediately prior to the Effective Time (the “Company Director Designees”) shall be appointed to the Board of Directors of the Parent, each of whom shall serve until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the Parent Charter Documents.
2.7 Conversion of Securities.
(a) Merger Consideration. At the Effective Time, subject to Section 2.7(b) and the other provisions of this Agreement, each share of the common stock of Company, $.01 par value (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time

(excluding any Excluded Shares and any Appraisal Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive the following consideration (the “Merger Consideration”):
(i)    Each share of Company Common Stock (excluding any Excluded Shares) with respect to which an election to receive a combination of stock and cash has been effectively made and not revoked or lost pursuant to Section 2.7(c) (each, a “Mixed Consideration Election Share”) and each Non-Election Share, as defined in Section 2.7(c), shall be converted into the right to receive the combination (such combination, the “Per Share Mixed Consideration”) of (x) $4.00 in cash or such lesser amount of cash based on the adjustments in Section 2.7(b) (the “Per Share Mixed Election Cash Amount”) and (y) the number of shares of Parent Common Stock (together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.9(e)) equal to Mixed Election Stock Exchange Ratio.
(ii)    If the Available Stock Election Amount equals or exceeds the Stock Election Amount, then each share of Company Common Stock (including any Company Restricted Stock, but excluding any Excluded Shares) with respect to which an election to receive stock consideration is properly made and not revoked or lost pursuant to Section 2.7(c) (each, a “Stock Election Share”) shall be converted into the right to receive a number of shares of Parent Common Stock (together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.9(e) (the “Per Share Stock Election Consideration”)), equal to the Exchange Ratio. If the Stock Election Amount exceeds the Available Stock Election Amount (such excess being herein referred to as the “Excess Shares”), then each Stock Election Share shall be converted into the right to receive (1) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to (w) the Available Stock Election Amount divided by (x) the number of Stock Election Shares, rounding to the nearest ten-thousandth of a share, and (2) an amount of cash (without interest) equal to (y) the product of the Excess Shares and the Parent Share Value, divided by (z) the number of Stock Election Shares.
(b) Election and Consideration Adjustments. Notwithstanding anything in this Agreement to the contrary, the following adjustments to elections and form of Merger Consideration shall occur if applicable, provided that in each case, the sum of (x) the Per Share Mixed Election Cash Amount and (y) the product of the Mixed Election Stock Exchange Ratio and the Parent Share Value shall at all times equal (z) the Per Share Cash Consideration.
(i)    The parties agree that as of the Effective Time, the amount of cash and cash equivalents held by Company shall be at least $15,000,000, calculated in accordance with the principles set forth on Section 2.7(b)(i) of the Company Disclosure Schedule (the “Target”) and subject to the adjustment set forth in Section 5.11, if applicable. To the extent that the Company has less than the Target as of the Effective Time, the Maximum Cash Consideration shall be adjusted downward, on a dollar-for-dollar basis, equal to the difference between the Target and the actual cash and cash equivalent amount on hand at the Effective Time (the “Difference”), and the Maximum Stock Consideration shall be increased by a number of shares of Parent Stock equal to (y) the Difference divided by (z) the Parent Share Value. The Per Share Mixed Election Cash Amount shall be decreased by an amount equal to (A) the Difference divided by (B) the sum of the Mixed Consideration Election Shares and the Non-Election Shares, and the Mixed Election Stock Exchange Ratio shall be increased by an amount equal to (C) the Difference divided by the Parent Share Value divided by (D) the sum of the Mixed Consideration Election Shares and Non-Election Shares; and
(ii)    The parties further agree that the Maximum Cash Consideration shall be reduced by the Per Share Cash Consideration for each Appraisal Share that has exercised and not withdrawn such exercise at or prior to the Effective Time. The Per Share Mixed Election Cash Amount shall be decreased by an amount equal to (y) the Per Share Cash Consideration multiplied by the number of Appraisal Shares (such product, the “Appraisal Cash Adjustment”) divided by (z) the sum of the Mixed Consideration Election Shares and the Non-Election Shares, and the Mixed Election Stock Exchange Ratio shall be increased by an amount equal to (A) the Appraisal Cash Adjustment divided by the Parent Share Value divided by (B) the sum of the Mixed Consideration Election Shares and Non-Election Shares. Such adjustment to the Maximum Cash Consideration shall not be impacted by any subsequent appraisal proceedings, including any failure to perfect, withdrawal, forfeiture or loss of appraisal rights, for the Appraisal Shares after the Effective Time, and all Appraisal Shares shall continue to be treated in accordance with Section 2.12 of this Agreement; and
(iii)    Notwithstanding anything set forth above, if and to the minimum extent necessary to accomplish the Tax-Free Reorganization, the Per Share Mixed Election Cash Amount shall be decreased, and the Mixed Election Stock Exchange Ratio shall be correspondingly increased.
(iv)    At the Closing, the Company shall deliver to Parent a certificate as to the cash and cash equivalents held by the Company on the Closing Date calculated in accordance with Section 2.7(b)(i) of the Company Disclosure Schedule and certified as true and correct by its Chief Executive Offer or Chief Financial Officer (the “Target Closing Certificate”). At the Closing, upon delivery of the Target Closing Certificate, Parent and Company shall jointly calculate the adjustments set forth in Sections 2.7(b)(i) and (ii). Such adjustments shall be reflected in the instructions to be provided by Parent to the Exchange Agent pursuant to Section 2.9.
(c) Election Procedures.
(i)    An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to any certificate (a “Certificate”) theretofore representing shares of Company Common Stock or non-certificated shares represented by book entry (“Book Entry Shares”) shall pass, only upon proper delivery of such Certificates or Book Entry Shares, respectively, to the Exchange Agent), in such form as Parent shall specify and as shall be reasonably acceptable to the Company (the “Election Form”), shall be mailed together or contemporaneously with the Joint Proxy Statement (the “Mailing Date”) to each holder of record of shares of Company Common Stock as of the close of business on the record date for notice of the Company Shareholders Meeting (the “Election Form Record Date”).
(ii)    Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of any Excluded Shares or any Appraisal Shares, to specify (A) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Mixed Consideration, (B) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Stock Election Consideration, or (C) that such holder makes no election with respect to such holder’s Company Common Stock (“Non-Election Shares”). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the 30th day following the Mailing Date (or such other time and date as the Company and Parent shall agree) (the “Election Deadline”) (other than any shares of Company Common Stock that constitute Appraisal Shares as of such time) shall also be deemed to be Non-Election Shares.
(iii)    Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.
(iv)    Any election shall have been properly made only if the Exchange Agent shall have received a properly completed Election Form by the Election Deadline. If an Election Form purports to make an election for a certificated Share of Company Common Stock or Book Entry Shares, then an Election Form shall be deemed properly completed only (A) if accompanied by one or more Certificates (or customary affidavits and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate) and/or (B) upon receipt of an “agent’s message” by the Exchange Agent or such other evidence of transfer of Book Entry Shares to the Exchange Agent as the Exchange Agent may reasonably request, collectively representing all shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become Non-Election Shares and Parent shall cause the Certificates representing such shares of Company Common Stock or Book Entry Shares to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of such shares of Company Common Stock. Subject to the terms of this Agreement and of the Election Form, Parent shall have sole discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith reasonable decisions of Parent (or the Exchange Agent, if so empowered) regarding such matters shall be binding and conclusive. None of Parent, Merger Sub or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form. Elections will be deemed to be revoked if this Agreement is terminated in accordance with its terms.
(d) Cancellation of Shares. Shares of Company Common Stock, when converted in accordance with Section 2.7(a), shall cease to be outstanding and shall automatically be canceled and cease to exist, and each holder of a Certificate or Book Entry Share shall cease to have any rights with respect thereto, except the right to receive in respect of each share of Company Common Stock previously represented thereby (i) the consideration set forth in Section 2.7(a), (ii) any dividends or other distributions in accordance with Section 2.9(c), and (iii) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 2.9(e), in each case without interest, and in each case to be issued or paid in consideration therefor upon the surrender of such Certificate or Book Entry Share in accordance with Section 2.9.
(e) Treasury Stock; Excluded Shares. All shares of Company Common Stock held by Company as treasury shares or by Parent or Merger Sub or by any wholly-owned Subsidiary of Parent, Merger Sub or Company immediately prior to the Effective Time shall automatically be canceled and cease to exist as of the Effective Time and no consideration shall be delivered or deliverable therefor (all such shares, the “Excluded Shares”).
(f) Merger Sub Stock. Each outstanding share of the capital stock of Merger Sub shall be converted into an outstanding share of Surviving Corporation owned by Parent.
2.8 Company Stock Options and Company Warrants.
(a) Company Stock Options. At the Effective Time, each Company Stock Option will cease to represent an option to purchase Company Common Stock and will be converted automatically into an option to purchase a number of shares of Parent Common Stock (each, a

“New Parent Stock Option”) equal to the product (rounded down to the nearest whole share) of (A) the number of shares of Company Common Stock subject to such Company Stock Option and (B) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (1) the exercise price of such Company Stock Option divided by (2) the Exchange Ratio. At the Effective Time, the vesting schedule of each Company Stock Option converted into a New Parent Stock Option shall be accelerated by one year. Unless otherwise provided for under the terms of any existing executive employment agreements to which a holder of Company Stock Options or New Parent Stock Options shall be a party, the New Parent Stock Options shall immediately vest upon termination of the holder’s employment by Surviving Corporation within one year of the Effective Time other than for Cause or by the holder without Good Reason and be exercisable for ninety days post-termination. Except as set forth above, each New Parent Stock Option shall otherwise continue to be governed by the same terms and conditions as were applicable to the Company Stock Option immediately prior to the Effective Time.
(b) Company Warrants. At the Effective Time,
(i)    each outstanding and unexercised Gopman Warrant will cease to represent a warrant to purchase Company Common Stock and will be converted automatically into a warrant to purchase a number of shares of Parent Common Stock (each, a “Parent Warrant”) equal to the product (rounded down to the nearest whole share) of (x) the number of shares of Company Common Stock subject to such Gopman Warrant and (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (1) the exercise price of such Gopman Warrant divided by (2) the Exchange Ratio; and
(ii)    each outstanding and unexercised Licensor Warrant will cease to represent a warrant to purchase Company Common Stock and will be converted automatically into a fully-vested Parent Warrant to purchase a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole share) of (x) the number of shares of Company Common Stock subject to such Licensor Warrant and (y) the Exchange Ratio, at an exercise price per share equal to $8.00 (the “Licensor Warrant Consideration”).
Subject to the Licensor Warrant Amendment, except as set forth above, each Parent Warrant shall otherwise continue to be governed by the same terms and conditions as were applicable to the Company Warrant immediately prior to the Effective Time.
(c) Registration. With respect to the shares underlying the Company Stock Options, Parent shall take commercially reasonable steps to become a “successor issuer” on any existing registration statement filed by the Company with respect thereto or to file a registration statement on Form S-8 to register such shares as promptly following the Effective Time as possible in compliance with applicable terms and requirements related thereto.
2.9 Exchange of Company Common Stock.
(a) Exchange Agent. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Company’s transfer agent or a bank or trust company designated by Parent (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this ARTICLE 2, through the Exchange Agent, sufficient cash and Parent Common Stock to make pursuant to this ARTICLE 2 all deliveries of cash and Parent Common Stock as required by this ARTICLE 2, including the Merger Consideration. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.9(c) and to make payments in lieu of fractional shares pursuant to Section 2.9(e). Any cash and Parent Common Stock deposited with the Exchange Agent (including as payment for any dividends or other distributions in accordance with Section 2.9(c) and fractional shares in accordance with Section 2.9(e)) shall hereinafter be referred to as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of shares of Company Common Stock or payments due to holders of Company Stock Options. Any interest and other income resulting from such investments shall be paid to Parent. Except as contemplated by this Agreement, the Exchange Fund shall not be used for any other purpose.
(b) Exchange Procedures. As promptly as practicable after the Effective Time, Parent shall instruct the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding Certificate or Book Entry Share that immediately prior to the Effective Time represented shares of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock shall pass, only upon proper delivery of the corresponding Certificates to the Exchange Agent or receipt by the Exchange Agent of an “agent’s message” with respect to Book Entry Shares, and shall be in customary form as directed by Parent and reasonably acceptable to the Company) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented thereby. Promptly after the Effective Time, upon surrender of Certificates or Book Entry Shares for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holders of such Certificates or Book Entry Shares and the holders of Certificates or Book Entry Shares who previously surrendered Certificates or Book Entry Shares to the Exchange Agent with properly completed and duly executed Election Forms shall be entitled to receive in exchange therefor, upon completion of the calculations required by Section 2.7, (A) shares of Parent Common Stock representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 2.7 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 2.7, dividends and other distributions pursuant to Section 2.9(c) and cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.9(e). No interest shall be paid or accrued on any Merger Consideration. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the

Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.
(c) Distributions with Respect to Unexchanged Company Common Stock. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book Entry Share with respect to the Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book Entry Share and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder until such holder shall surrender such Certificate or Book Entry Share in accordance with this Section 2.9. Subject to applicable Law, following surrender of any such Certificate or Book Entry Share, there shall be paid to such holder of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any cash due pursuant to Section 2.7 and cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.9(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such holder’s whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such holder’s whole shares of Parent Common Stock.
(d) Further Rights in Company Common Shares. The Merger Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.9(c) or Section 2.9(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of Company Common Stock.
(e) Fractional Shares. No certificates or scrip or Parent Common Stock representing fractional shares of Parent Common Stock or book entry credit of the same shall be issued upon the surrender for exchange of Certificates or Book Entry Shares, no dividend or other distribution, stock split or interest shall relate to any such fractional share and such fractional share shall not entitle the owner thereof to vote or to have any rights as a holder of any Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged in the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, rounded to the nearest whole cent, equal to the product of (i) the Parent Share Value and (ii) the fraction of a share of Parent Common Stock that such holder would otherwise be entitled to receive pursuant to Section 2.7 hereof.
(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock after one hundred eighty (180) days following the Effective Time shall be delivered to Parent upon demand and, from and after such delivery to Parent, any former holders of Company Common Stock (other than Appraisal Shares) who have not theretofore complied with this ARTICLE 2 shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Entity shall, to the extent permitted by applicable Law, thereupon become the property of Parent free and clear of any Liens, claims or interest of any Person previously entitled thereto.
(g) No Liability. Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official or Governmental Entity in the reasonable belief that such delivery was required pursuant to any abandoned property, escheat or similar law.
(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in form and substance acceptable to Parent and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate.
(i) Withholding. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Stock Options such amounts as Parent, the Surviving Corporation or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Stock Options in respect of whom such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent, as the case may be.
(j) Book Entry. All shares of Parent Common Stock to be issued in the Merger shall be issued in book entry form, without physical certificates.
2.10 Certain Adjustments. If, after the date of this Agreement and at or prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock are changed into a different number of shares or type of securities by reason of any reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs (any such action, an “Adjustment Event”), the Merger Consideration will be adjusted accordingly to provide to the holders of Company Common Stock, Company Warrants and Company Stock Options the same economic effect as contemplated by this Agreement prior to such Adjustment Event.

2.11 Transfer Books; No Further Ownership Rights in Company Stock. At the close of business on the date on which the Effective Time occurs, the stock transfer books of Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of Company, except for the cancellation of such shares in connection with the Merger. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, bona fide Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE 2.
2.12 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time as to which the holder of such shares shall have (i) not voted in favor of the Merger nor consented thereto in writing, (ii) properly complied with the provisions of Section 262 of the DGCL (“Section 262”) as to appraisal rights and (iii) not effectively withdrawn or lost such holder’s rights to appraisal (each, an “Appraisal Share”), if any, shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.7, but instead at the Effective Time shall become the right to payment, solely from the Surviving Corporation, of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder (A) fails to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, (B) fails to establish his entitlement to appraisal rights as provided in the DGCL, or (C) fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall be forfeited and cease and if such forfeiture shall occur following the Election Deadline, each of such holder’s Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive, without interest thereon, the Merger Consideration, as Non-Election Shares, pursuant to Section 2.7. The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock and provide Parent with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
ARTICLE 3 - REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub jointly and severally represent and warrant to Company that, except as set forth in (i) the Parent SEC Documents filed with or furnished to the SEC at least three (3) Business Days before the date of this Agreement, excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature or (ii) the disclosure letter delivered by Parent to Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section shall be deemed to have been disclosed for each other Section of this Agreement only to the extent the relevance of such disclosure to such other Section of this Agreement is reasonably apparent on the face of such disclosure):
3.1 Organization.
(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. Parent has made available to Company a complete and correct copy of its articles of incorporation, and by-laws, each as amended to date (the “Parent Charter Documents”), it being acknowledged by Company that the articles of incorporation of Parent shall be amended on or prior to the Effective Time pursuant to the Parent Charter Amendment. Parent has the requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Parent.
(b) Each of Parent’s Subsidiaries, including without limitation Merger Sub, listed on Section 3.1(b) of the Parent Disclosure Schedule is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Parent’s Subsidiaries has the requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Parent. Section 3.1(b) of the Parent Disclosure Schedule includes the jurisdiction of organization of each Parent Subsidiary and the outstanding securities and record and beneficial owner thereof. Other than the Subsidiaries listed on Section 3.1(b) of the Parent Disclosure Schedule, Parent does not have any Subsidiaries, and does not own, directly or indirectly, any equity securities or other interests or capital stock of any Person.
3.2 Capitalization.
(a) Prior to the giving effect to the Parent Charter Amendment, the authorized capital stock of Parent consists of 20,000,000 shares of Parent Common Stock and 1,000,000 shares, $0.10 par value, of preferred stock of Parent. At the close of business on December 19, 2011 (the “Parent Capitalization Date”), there were (i) 8,968,751 shares of Parent Common Stock and no shares of preferred stock of Parent issued and outstanding, (ii) 898,249 shares of Parent Common Stock were held by Parent in its treasury, (iii) 2,837,501 shares of Parent Common Stock were reserved for issuance pursuant to Parent Stock Plans, of which 203,004 shares were subject to issuance upon the exercise of outstanding options (“Parent Stock Options”) under the Parent Stock Plans, and (iv) 1,500,000 shares of Parent Common Stock were reserved for issuance upon exercise of warrants to purchase Parent Common Stock issued as of August 11, 2008 to former shareholders of Model Reorg, Inc. (the “Model Warrants”). For purposes of this Agreement, “Parent Stock Plans” shall mean the following plans of Parent: the 2010 Equity Incentive Plan, the 2000 Stock Option Plan, and the Directors 2000 Stock Option Plan. After the Parent Capitalization Date, there have been no issuances by Parent of shares of capital stock or other equity or voting interests in Parent other than the issuance of Parent Common Stock upon the exercise of Parent Stock Options.
(b) All outstanding shares of Parent capital stock, voting securities and equity interests have been, and, assuming receipt of the Parent Shareholder Approval and the filing of articles of amendment with the Florida Secretary of State with respect to the Parent Charter Amendment, upon issuance pursuant to the Merger, Parent Common Stock included in the Merger Consideration will be, duly authorized and validly issued and are (or will be) fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under the provisions of the FBCA, the Parent Charter Documents or any contract to which Parent is bound. There are not any bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into or exchange for securities having the right to vote) on matters on which Parent Shareholders may vote (“Voting Parent Debt”).
(c) Except as set forth above, Parent and its Subsidiaries do not have outstanding any shares of their capital stock, voting securities or equity interests or any options, warrants, convertible or exchangeable securities or rights that may result in the issuance of any shares of capital stock, voting securities or equity interests of Parent, including, without limitation, any right to purchase Parent Common Stock, phantom stock rights, stock appreciation right or stock based performance units.
3.3 Authority.
(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement to the extent it is a party thereto and, subject, in the case of Parent, to obtaining Parent Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery by Parent and Merger Sub of this Agreement and consummation by each of Parent and Merger Sub of the Transactions have been duly authorized and approved by the Parent Board, with respect to Parent, and the Board of Directors of Merger Sub, with respect to Merger Sub.
(b) The Parent Special Committee, at a meeting duly called and held, has unanimously approved the Transactions and recommended the adoption of this Agreement to the Parent Board.
(c) Parent Board, at a meeting duly called and held, has duly adopted resolutions: (i) adopting this Agreement and declaring advisable this Agreement and the Transactions, (ii) approving the Parent Charter Amendment, and (iii) recommending that the Parent Shareholders approve the issuance of shares of Parent Common Stock pursuant to the Merger and this Agreement and the Parent Charter Amendment and directing that such matters be submitted to Parent Shareholders for approval at the Parent Shareholder Meeting.
(d) The Board of Directors of Merger Sub, by written consent, has duly adopted resolutions: (i) adopting this Agreement and declaring advisable this Agreement and the Transactions, and (iii) recommending that the Parent as sole shareholder of Merger Sub approve the Merger and directing that such matters be submitted to Parent for approval.
(e) Except for the Parent Shareholder Approval in the case of Parent, and the approval of the Parent, as sole stockholder of Merger Sub, no other corporate action on the part of Parent or Merger Sub is necessary to authorize the Parent Charter Amendment or the execution, delivery and performance by Parent or Merger Sub of this Agreement and the consummation by each of the Transactions, including the issuance of Parent Common Stock. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes a valid and binding obligation of Parent and Merger Sub enforceable against Parent or Merger Sub, as applicable, in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally (the “Bankruptcy Exception”).
3.4 Consents and Approvals; No Violations.
(a) Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) the filing of the Parent Charter Amendment with the Florida Department of State pursuant to applicable Florida Law, (iii) applicable requirements of the Hart-Scott-Rodino Act (the “HSR Act”) and similar applicable competition, antitrust or similar Laws in any relevant foreign country or jurisdiction, (iv) the filing in definitive form and declaration of effectiveness of the Registration Statement and Joint Proxy Statement, (v) the filing with the SEC of such reports under the Exchange Act and Securities Act, and the rules and regulations thereunder, as may be required by this Agreement, the Merger and the Transactions, (vi) the filing of applications with, and compliance with requirements of, Nasdaq, and (vii) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of Parent Common Stock pursuant to this Agreement, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by Parent of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Material Adverse Effect on Parent.
(b) Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger with any of the terms or provisions hereof, will (i) assuming that Parent Shareholder Approval is obtained, conflict with or violate any provision of Parent Charter Documents, as amended, or Merger Sub’s certificate of incorporation or by-laws, or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4(a) are obtained and the filings referred to in Section 3.4(a) are made, violate any Law or any judgment, writ or injunction of any Governmental Entity applicable to Parent or any of its Subsidiaries, or (iii) assuming that the notices and consents set forth on Section 3.4(b) of the Parent Disclosure Schedule are made or obtained, violate, conflict with or constitute a default (or an event, condition or circumstance which, with notice or lapse of time, would become a default) under, or give any rights of termination or cancellation of, or accelerate the performance required by, or maturity of, or result in the creation of any encumbrance on any assets of Parent or its Subsidiaries pursuant to the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, Permit, franchise, concession or other agreement to which Parent or any of its Subsidiaries is a party, or by which any of their assets are bound, except, with respect to clauses (ii) and (iii), for violations, conflicts or defaults or other occurrences which would not reasonably be expected to have a Material Adverse Effect on Parent.
(c) The affirmative votes (in person or by proxy) of the holders of a majority of the shares of Parent Common Stock as to which votes are cast at the Parent Shareholders Meeting, or any adjournment or postponement thereof, in favor of adoption of the Parent Charter Amendment and approval of the issuances of Parent Common Stock pursuant to the Transactions are the only votes or approvals of the holders of any class or series of capital stock of Parent or any of its Subsidiaries which are necessary to adopt this Agreement and approve the Transactions.
3.5 SEC Filings.
(a) Parent has timely filed with or furnished to the SEC all reports, forms, certifications, schedules, registration statements, and definitive proxy statements (including exhibits and other information incorporated therein) required to be filed by it with the SEC since January 1, 2010 (the “Parent SEC Documents”). Each Parent SEC Document, at the time filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing and in the case of registration statements and proxy statements, on the dates of effectiveness and dates of mailing, respectively), (i) complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No Parent Subsidiary is currently required to file any form, report or other document with the SEC under Section 13(a) or 15(d) of the Exchange Act. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of any ongoing SEC review.
(b) The consolidated financial statements of Parent, together with the related schedules and notes thereto, included in the Parent SEC Documents, as of their respective date of filing with the SEC (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing and in the case of registration statements and proxy statements, on the dates of effectiveness and dates of mailing, respectively), (i) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (ii) present fairly in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof, and the statements of income, cash flows and stockholders’ equity of Parent and its consolidated Subsidiaries for the periods specified, and such consolidated financial statements have been prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis throughout the periods involved, except as noted

therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end adjustments).
(c) Except for matters reflected or reserved against in the consolidated, unaudited balance sheet of Parent as of October 29, 2011 (the “Parent Balance Sheet Date”), neither Parent nor any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto), except liabilities or obligations that (i) were incurred in the ordinary course of business consistent with past practice since the Parent Balance Sheet Date, (ii) were incurred in connection with the transactions contemplated by this Agreement or (iii) individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries, in Parent’s financial statements or the Parent SEC Documents.
3.6 Acquisition Advances and Related Persons Investment.
(a) Parent has entered into an Amendment No. 1 to Credit Agreement and Consent, dated as of December 23, 2011 (the “Financing Letter”) with certain Lenders (as defined below) and Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent and Swingline Lender (the “Administrative Agent”), under that certain Credit Agreement dated January 7, 2011 among Parent, as the Lead Borrower, the other Borrowers named therein, the Guarantors named therein, the Administrative Agent, the Lenders party thereto (collectively, the “Lenders”), Bank of America, N.A., as Syndication Agent, and Regions Bank and RBS Business Capital, a division of RBS Asset Finance, Inc., a subsidiary of RBS Citizens, N.A., as Co-Documentation Agents (as amended, the “Parent Credit Agreement”), pursuant to which Financing Letter the Lenders have, among other matters, committed to permit Parent to borrow under the Parent Credit Agreement up to the amount specified in the Financing Letter to fund a portion of the amounts payable hereunder to Company Shareholders and the costs and expenses of the Merger and the Transactions upon and subject to the terms and conditions in the Financing Letter (the “Acquisition Advances”). Parent has provided Company with true, complete and correct copies of the Financing Letter and the Parent Credit Agreement. As of the date of this Agreement, (i) the Financing Letter and the Parent Credit Agreement are in full force and effect, are valid, binding and enforceable obligations of Parent and its Subsidiaries that are parties thereto, and to the Knowledge of Parent, the other parties thereto, and have not been withdrawn or terminated or otherwise amended or modified in any respect relating to the Acquisition Advances without the prior written consent of Company, and no such amendment or modification is contemplated by Parent or, to Parent’s Knowledge, any other party thereto, and (ii) Parent is not in breach of any of the terms or conditions set forth therein and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach or failure to satisfy a condition precedent set forth in the Financing Letter or the Parent Credit Agreement that would prevent Parent from obtaining the Acquisition Advances as of the Closing. Parent has paid any and all commitment fees or other fees in connection with the Financing Letter that are payable on or prior to the date of this Agreement.
(b) Parent has received a binding written commitment (the “Related Persons Investment Commitment”) of one or more of Glenn, Stephen or Arlene Nussdorf, members of their families, trusts or other estate planning vehicles for such persons or their families (the “Related Persons”) (including all exhibits, schedules and amendments thereto in effect as of the date of this Agreement) to make a $30 million investment in Parent in subordinated indebtedness of Parent (the “Related Person Investment”). The Related Persons have committed to provide the Related Person Investment upon and subject to the terms and conditions of the Related Persons Investment Commitment. Parent has provided Company with true, complete and correct copies of the Related Persons Investment Commitment. As of the date of this Agreement, (i) the Related Persons Investment Commitment is in full force and effect, is a valid, binding and enforceable obligation of Parent, and to the Knowledge of Parent, the other parties thereto, and has not been withdrawn or terminated or otherwise amended or modified in any respect without the prior written consent of Company, and no such amendment or modification is contemplated by Parent or, to Parent’s Knowledge, any other party thereto, and (ii) Parent is not in breach of any of the terms set forth therein and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach of the Related Persons Investment Commitment.
(c) As of the date of this Agreement, Parent has no Knowledge that it will be unable to satisfy the conditions of the making of the Acquisition Advances to be satisfied by it set forth in the Financing Letter and the Parent Credit Agreement on the Closing Date. Assuming the funding of the Acquisition Advances in accordance with the Financing Letter and the Parent Credit Agreement and the Related Persons Investment in accordance with the Related Persons Investment Commitment, the proceeds from such Acquisition Advances and Related Persons Investment constitute all of the financing required for the consummation of the Transactions, and are sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the cash portion of the Merger Consideration, any other amounts required to be paid in connection with the consummation of the Transactions and all related fees and expenses (including any contemplated by the Financing Letter). There are no conditions precedent, other than as expressly set forth in the Financing Letter and the Parent Credit Agreement, to the Lenders’ obligation to fund the Acquisition Advances required for the consummation of the Transactions. There are no conditions precedent, other than as set forth in the Related Person Investment Commitment, to the Related Persons obligation to make the Related Persons Investment. As of the date of this Agreement, other than the Financing Letter, the Parent Credit Agreement, the Loan Documents (as defined in the Credit Agreement) and the Related Person Investment Commitment, there are no side letters or other agreements, arrangements or understandings (written or oral) relating to the Acquisition Advances or Related Persons Investment to which Parent is a party.
3.7 Joint Proxy Statement; Registration Statement. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Joint Proxy Statement, on the date it (or any amendment or supplement thereto) is first mailed to Company Shareholders or the Parent Shareholders or at the time of the Company Shareholders Meeting or Parent Shareholders Meeting, (b) the Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of Parent incorporated by reference in the Joint Proxy Statement, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company for inclusion in the Joint Proxy Statement or the Registration Statement. The Joint Proxy Statement and Registration Statement will, when filed by Parent in final form with the SEC, comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder.
3.8 Absence of Certain Changes or Events. Except (i) as disclosed in Section 3.8 of the Parent Disclosure Schedule, (ii) for the Transactions or (iii) as permitted by this Agreement, since the Parent Balance Sheet Date, Parent and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice, and there has not occurred any:
(a) effect, event or change that has had or would reasonably be expected to have a Material Adverse Effect on Parent;
(b) sale, transfer, distribution, abandonment or other disposal of, or mortgage, pledge or imposition of any encumbrance on any property (including real estate) or other assets of Parent and its Subsidiaries that are material to Parent and its Subsidiaries taken as a whole, except for (i) sales of inventory in the ordinary course of business consistent with past practice, (ii) dispositions of obsolete or worthless assets in the ordinary course of business consistent with past practice or (iii) bulk sales or other dispositions of inventory not in the ordinary course of business in connection with store closings, at arm’s length;
(c) declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any class of capital stock of Parent or any of its Subsidiaries (other than dividends or other distributions paid to Parent by its Subsidiaries), or any repurchase, redemption or other acquisition by Parent or any of its Subsidiaries of any capital stock or other securities of, or other ownership interest in, Parent or any of its Subsidiaries, except pursuant to the Parent Stock Options and Model Warrants outstanding as of the date of this Agreement;
(d) split, combination or reclassification of any capital stock of Parent;
(e) change in financial or tax accounting methods, principles or practices by Parent or its Subsidiaries, except insofar as may have been required by a change in GAAP, SEC rule or applicable Law;
(f) revocation or change to any material Tax election or settlement or compromise of any material Tax liability by Parent or any of its Subsidiaries;
(g) general delay of payments by Parent or any of its Subsidiaries to vendors or others to whom Parent owes payments (except for disputed payments);
(h) making of loans to any Persons other than in the ordinary course of business consistent with past practice or loans to any of its Subsidiaries or advances to suppliers in the ordinary course of business;
(i) incurrence of any Parent Indebtedness in an amount in excess of $1,000,000 in the aggregate, excluding any Parent Indebtedness incurred under the Parent Credit Agreement;
(j) granting by Parent or any of its Subsidiaries of any license or sublicense of any rights under or with respect to any Intellectual Property that is material to Parent and its Subsidiaries, other than non-exclusive Licenses in the ordinary course of business;
(k) establishment of, or entering into, or financial commitment or contribution to, or amendment to the terms of, or termination of, any joint venture, partnership agreement or similar arrangement or any contract involving a sharing of profits, losses, business or opportunities with any other Person; or
(l) any agreement or commitment by Parent or any of its Subsidiaries to do any of the foregoing.
3.9 Legal Proceedings. There is: (a) no legal or administrative proceeding, claim (including any claim for indemnification under any agreement), suit or action by or against Parent or any of its Subsidiaries, any of their respective assets or any of their respective officers or directors in their capacity as such, (b) to the Knowledge of Parent, no examination, investigation, audit or investigation of Parent or any of its Subsidiaries, any of their respective assets or any of their respective officers or directors in their capacity as such, nor (c) any material order imposed upon Parent or any of its Subsidiaries by or before any Governmental Entity nor any arbitration proceeding to which Parent or any of its Subsidiaries is a party before any arbitrator or arbitral body pending or, to the Knowledge of Parent, threatened, that would reasonably be expected to have (if adversely determined) a Material Adverse Effect on Parent. Parent has not received, as of the date hereof, any written notice of any claim that seeks to prevent the Transactions and, to the Knowledge of Parent, no such claim has been threatened.
3.10 Compliance with Applicable Law; Permits.
(a) Parent and its Subsidiaries are in compliance in all material respects with all Laws, including the federal Food Drug and Cosmetic Act and all regulations issued thereunder, applicable to Parent or any of its Subsidiaries, in each case that are material to their operations as presently conducted. Parent and its Subsidiaries hold, and are in material compliance with, all material Permits necessary for the lawful conduct of their respective businesses, except where failure to hold or be in material compliance with the same would not reasonably be expected to have a Material Adverse Effect on Parent. To Parent’s Knowledge, no suspension, cancellation, nonrenewal or termination of any such Permit is threatened or imminent other than expirations of Permits requiring renewal in the ordinary course of business, except suspension, cancellations, nonrenewals or termination that could not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect with respect to Parent.
(b) To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has mislabeled any of its products or mischaracterized the “natural,” “organic” or other “certified” nature thereof.
3.11 Related Person Transactions. Except as set forth in the Parent’s last Annual Report on Form 10-K filed with the SEC prior to the date of this Agreement or in Section 3.11 of the Parent Disclosure Schedule, from January 1, 2010 through the date hereof, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of SEC Regulation S-K.
3.12 Controls and Procedures; Nasdaq Compliance.
(a) Parent has (i) established and, since January 1, 2010, has maintained a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act) and “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act) and (ii) has disclosed, based on its most recent evaluation before the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies and material weaknesses of which Parent has Knowledge in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.
(b) Parent is in material compliance with the applicable listing and governance rules of the Nasdaq Stock Market (“Nasdaq”).
(c) Since January 29, 2011, Parent has not received any oral or written notification of any “significant deficiency” or “material weakness”, each term as defined in Rule 12b-2 of the Exchange Act, in Parent’s internal controls over financial reporting.
3.13 Material Contracts.
(a) For purposes of this Agreement, “Parent Material Contract” means each contract that is a “material contract” pursuant to Item 601(b)(10) of Regulation S-K of the Exchange Act.
(b) Section 3.13(b) of the Parent Disclosure Schedule sets forth a list of all Parent Material Contracts as of the date of this Agreement, except for this Agreement, contracts filed or incorporated by reference as an exhibit to Parent’s most recent annual report on Form 10-K and contracts filed as an exhibit to any of Parent’s quarterly reports on Form 10-Q or current reports on Form 8-K filed since the filing of Parent’s most recent annual report on Form 10-K. Each Parent Material Contract is a valid, binding and legally enforceable obligation of Parent or its Subsidiaries, and, to the Knowledge of Parent, of the other parties thereto. Each Parent Material Contract is in full force and effect. Parent and its Subsidiaries, and to the Knowledge of Parent, the other parties thereto, have complied in all material respects with all respective covenants and provisions of the Parent Material Contracts.
(c) Except to the extent set forth on Section 3.13(c) of the Parent Disclosure Schedule, there are no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and Parent’s directors, officer, Affiliates (other than wholly-owned Subsidiaries of Parent) or other Persons, on the other hand.
3.14 Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and other Transactions.
3.15 Opinion of Financial Advisor. The Parent Special Committee has received the opinion of Financo Securities, LLC, a Delaware limited liability company, dated the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the consideration to be paid by Parent in the Merger and terms of the Related Person Investment are fair to Parent from a financial point of view, with such opinion expressly excluding the fairness from a financial point of view to Parent Shareholders that own, or whose Affiliates own, a controlling interest in Parent or Persons who own, or whose Affiliates own, any Company Common Stock.
3.16 Finders or Brokers. Except for Wells Fargo Securities, LLC and Financo Securities, LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
3.17 Takeover Provisions. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which Parent is a party or by which it or, to Parent’s Knowledge, its stockholders are otherwise bound, that at the Effective Time will be applicable to the Transactions. The Parent and the Parent Board have each taken all actions necessary to be taken such that no restrictive provision of any “control-share acquisition,” “affiliated transaction” or other similar anti-takeover Laws of any state, including the State of Florida and Sections 607.0901 and 607.0902 of the FBCA, or any applicable anti-takeover provision in the Parent Charter Documents, is, or at the Effective Time will be, applicable to the this Agreement or the Transactions.
3.18 No Other Company Representations or Warranties. Except for the representations and warranties set forth in ARTICLE 4, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub. Neither the Company nor any of its Subsidiaries, nor any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or Representatives, will have or be subject to any liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger

Sub or their respective Representatives, or the use by Parent, Merger Sub or their respective Representatives of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or their respective Representatives in anticipation or contemplation of any of the Transactions.
3.19 No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this ARTICLE 3, none of Parent, Merger nor any Person makes any other express or implied representation or warranty with respect to Parent or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition or prospects, not withstanding the delivery or disclosure to Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and Company acknowledges the foregoing.
ARTICLE 4 - REPRESENTATIONS AND WARRANTIES OF COMPANY
Company represents and warrants to Parent and Merger Sub that, except as set forth in (i) the Company SEC Documents filed at least three (3) Business Days before the date of this Agreement, excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature or (ii) the disclosure letter delivered by Company to Parent and Merger Sub immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section shall be deemed to have been disclosed for each other Section of this Agreement only to the extent the relevance of such disclosure to such other Section of this Agreement is reasonably apparent on the face of such disclosure):
4.1 Organization.
(a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Company has made available to Parent a complete and correct copy of its certificate of incorporation and by-laws, each as amended to date (the “Company Charter Documents”). The Company has the requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Company.
(b) Section 4.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all of Company’s Subsidiaries, the jurisdiction of organization of each, and the outstanding securities and record and beneficial owner thereof. Each of Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Company’s Subsidiaries has the requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Company. All of the outstanding shares of capital stock of, or other voting securities or ownership interests in, each of Company’s Subsidiaries have been validly issued and are fully paid and nonassessable and are owned by Company free and clear of all Liens and free of any other restriction, except for restrictions imposed by applicable securities Laws. Other than the Subsidiaries listed on Section 4.1(b) of the Company Disclosure Schedule, Company does not have any Subsidiaries, and does not own, directly or indirectly, any equity securities or other interests or capital stock of any Person.
4.2 Capitalization.
(a) The authorized capital stock of Company consists of 40,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, $.01 par value. At the close of business on December 12, 2011 (the “Company Capitalization Date”), there were (i) 20,769,362 shares of Company Common Stock and no shares of preferred stock of Company issued and outstanding, (ii) 9,668,977 shares of Company Common Stock were held by Company in its treasury, (iii) 1,508,325 shares of Company Common Stock were reserved for issuance pursuant to Company Stock Plans, of which 1,184,325 shares were subject to issuance upon the exercise of outstanding options issued under the Company Stock Plans (the “Company Stock Options”), and (iv) 6,010,000 shares of Company Common Stock were reserved for issuance upon exercise of (A) warrants to purchase shares of Company Common Stock (“Gopman Warrants”) issued pursuant to the Gopman Warrant Agreement and (B) the Licensor Warrants. For purposes of this Agreement, “Company Stock Plans” shall mean the following plans of Company: the Stock Option Plan, the Employee Stock Option Plan - 2000, and the 2007 Stock Incentive Plan and “Warrant Agreements” shall mean all outstanding warrants issued pursuant to that certain License Agreement dated April 3, 2009 by and between the Company and Licensor and subject to the terms and conditions of that certain Letter Agreement dated April 3, 2009 by and between Company and Licensor (the “Licensor Warrants” and, together with the Gopman Warrants, the “Company Warrants”), and that certain Warrant Agreement dated October 15, 2003 by and between Company and Glenn Gopman (the “Gopman Warrant Agreement”). After the Company Capitalization Date, there have been no issuances by Company of shares of capital stock or other equity or voting interests in Company other than the issuance of Company Common Stock upon the exercise of Company Stock Options or Company Warrants, all in accordance with their terms as of the Company Capitalization Date.
(b) All outstanding shares of Company capital stock, voting securities and equity interests have been duly authorized and validly issued and are fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under the provisions of the DGCL, the Company Charter Documents or any contract to which the Company is bound. There are not any bonds, debentures, notes or other indebtedness of Company having the right to vote (or convertible into or exchange for securities having the right to vote) on matters on which Company Shareholders may vote (“Voting Company Debt”).

(c) Except as set forth above, Company and its Subsidiaries do not have outstanding any shares of their capital stock, voting securities or equity interests or any options, warrants, convertible or exchangeable securities or rights that may result in the issuance of any shares of capital stock, voting securities or equity interests of Company, including, without limitation, any right to purchase Company Common Stock, phantom stock rights, stock appreciation right or stock based performance units.
4.3 Authority.
(a) Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized and approved by the Company Board, acting upon the recommendation of the Independent Committee, by unanimous vote of those present at a meeting duly called and held.
(b) The Company Board, at a meeting duly called and held, has duly adopted resolutions, subject to Section 5.3, (i) adopting this Agreement and authorizing the Transactions and (ii) recommending that the Company Shareholders approve and adopt this Agreement and has directed that this Agreement be submitted to Company Shareholders for adoption at the Company Shareholders Meeting.
(c) Other than the Company Shareholder Approval, no other corporate action on the part of Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions. This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of Company, enforceable against it in accordance with its terms, subject to the Bankruptcy Exception.
4.4 Consents and Approvals; No Violations.
(a) Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) applicable requirements of the HSR Act and similar applicable competition, antitrust or similar Laws in any relevant foreign country or jurisdiction, (iii) the filing in definitive form and declaration of effectiveness of the Registration Statement and Joint Proxy Statement, (iv) the filing with the SEC of such reports under the Exchange Act and Securities Act, and the rules and regulations thereunder, as may be required by this Agreement, the Merger and the Transactions, (v) the filing of applications with, and compliance with requirements of, Nasdaq, and (vi) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of Parent Common Stock pursuant to this Agreement, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by Company of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Material Adverse Effect on Company.
(b) Neither the execution and delivery of this Agreement by Company, nor the consummation by Company of the Transactions, nor compliance by Company with any of the terms or provisions hereof, will (i) assuming that Company Shareholder Approval is obtained, conflict with or violate any provision of the Company Charter Documents or similar organizational documents of its Subsidiaries, or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4(a) are obtained and the filings referred to in Section 4.4(a) are made, violate any Law or any judgment, writ or injunction of any Governmental Entity applicable to Company or any of its Subsidiaries, or (iii) assuming that the notices and consents set forth on Section 4.4(b) of the Company Disclosure Schedule are made or obtained, violate, conflict with or constitute a default (or an event, condition or circumstance which, with notice or lapse of time, would become a default) under, or give any rights of termination or cancellation of, or accelerate the performance required by, or maturity of, or result in the creation of any encumbrance on any assets of Company or its Subsidiaries pursuant to the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, Permit, franchise, concession or other agreement to which Company or any of its Subsidiaries is a party, or by which any of their assets are bound, except, with respect to clauses (ii) and (iii), for violations, conflicts or defaults or other occurrences which would not reasonably be expected to have a Material Adverse Effect on Company.
(c) The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock at the Company Shareholders Meeting, or any adjournment or postponement thereof, in favor of adoption of this Agreement and approval of the Transactions contemplated hereby is the only vote or approval of the holders of any class or series of capital stock of Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Transactions.
4.5 SEC Filings; Financial Statements.
(a) Company has timely filed with or furnished to the SEC all reports, forms, certifications, schedules, registration statements, and definitive proxy statements (including exhibits and other information incorporated therein) required to be filed by it with the SEC since January 1, 2010 (“Company SEC Documents”). Each Company SEC Document, at the time filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing and in the case of registration statements and proxy statements, on the dates of effectiveness and dates of mailing, respectively), (i) complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No Company Subsidiary is currently required to file any form, report or other document with the SEC under Section 13(a) or 15(d) of the Exchange Act. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and, to the Knowledge of Company, none of the Company SEC Documents is the subject of any ongoing SEC review.
(b) The consolidated financial statements of Company, together with the related schedules and notes thereto, included in the Company SEC Documents, as of their respective date of filing with the SEC (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing and in the case of registration statements and proxy statements, on the dates of effectiveness and dates of mailing, respectively), (i) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (ii) present fairly in all material respects the consolidated financial position of Company and its consolidated Subsidiaries as of the dates thereof, and the statements of income, cash flows and stockholders’ equity of Company and its consolidated Subsidiaries for the periods specified, and such consolidated financial statements have been prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis throughout the periods involved, except as noted therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end adjustments).
(c) Except for matters reflected or reserved against in the consolidated, unaudited balance sheet of Company as of Company Balance Sheet Date, neither Company nor any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by GAAP to be reflected on a consolidated balance sheet of Company and its consolidated Subsidiaries (including the notes thereto), except liabilities or obligations that (i) were incurred in the ordinary course of business consistent with past practice since Company Balance Sheet Date, (ii) were incurred in connection with the transactions contemplated by this Agreement or (iii) individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Company. Neither Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any relating to any transaction or relationship between or among Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Company or any of its Subsidiaries, in Company’s financial statements or the Company SEC Documents.
4.6 Joint Proxy Statement; Registration Statement. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in (a) the Joint Proxy Statement, on the date it (or any amendment or supplement thereto) is first mailed to Company Shareholders or Parent Shareholders or at the time of the Company Shareholders Meeting or the Parent Shareholders Meeting, (b) the Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of Company incorporated by reference in the Joint Proxy Statement, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and the Registration Statement will, when filed in final form with the SEC, comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion in the Joint Proxy Statement or the Registration Statement.
4.7 Absence of Certain Changes or Events. Except (i) as disclosed in Section 4.7 of the Company Disclosure Schedule, (ii) for the Transactions or (iii) as permitted by this Agreement, since the Company Balance Sheet Date, Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice, and there has not occurred any:
(a) effect, event or change that has had or would reasonably be expected to have a Material Adverse Effect on Company;
(b) sale, transfer, distribution, abandonment or other disposal of, or mortgage, pledge or imposition of any encumbrance on any property (including real estate) or other assets of Company and its Subsidiaries that are material to Company and its Subsidiaries taken as a whole, except for (i) sales of inventory in the ordinary course of business consistent with past practice or (ii) dispositions of obsolete or worthless assets in the ordinary course of business consistent with past practice;
(c) declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any class of capital stock of Company or any of its Subsidiaries (other than dividends or other distributions paid to Company by its Subsidiaries), or any repurchase, redemption or other acquisition by Company or any of its Subsidiaries of any capital stock or other securities of, or other ownership interest in, Company or any of its Subsidiaries, except pursuant to the Company Stock Options and Company Warrants outstanding as of the date of this Agreement;
(d) split, combination or reclassification of any capital stock of Company;
(e) change in financial or tax accounting methods, principles or practices by Company or its Subsidiaries, except insofar as may have been required by a change in GAAP, SEC rule or applicable Law;
(f) tax election or revocation or change to any material Tax election or the settlement or compromise of any material Tax liability by Company or any of its Subsidiaries;
(g) granting by Company or any of its Subsidiaries to any director or employee of any award or bonus or other compensation, except to the extent accrued on the Company Balance Sheet or pursuant to a Company Benefit Plan set forth on Section 4.11(a) of the Company Disclosure Schedule;
(h) granting by Company or any of its Subsidiaries to any employee of any increase in (or acceleration of vesting or payment of) severance or termination pay, except as required under any employment, severance or termination agreements set forth on Section 4.7 of the Company

Disclosure Schedule;
(i) entry by Company or any of its Subsidiaries into any (or amendment in any material respect of any existing) employment, severance or termination agreement with any employee, director or officer of Company or any of its Subsidiaries;
(j) entry by Company or any of its Subsidiaries into any consulting agreement with any Person;
(k) acceleration of the vesting of any option issued by Company or any of its Subsidiaries to acquire capital stock of Company or any of its Subsidiaries, except as contemplated in this Agreement;
(l) capital expenditures by Company or any of its Subsidiaries, taken as a whole, in excess of $50,000 individually or $500,000 in the aggregate;
(m) establishment, amendment or termination of any collective bargaining agreement to which Company or any of its Subsidiaries is a party;
(n) acceleration of accounts receivable other than in the ordinary course of business consistent with past practice;
(o) general delay of payments by Company or any of its Subsidiaries to vendors or others to whom Company owes payments (except for disputed payments);
(p) making of loans to any Persons other than in the ordinary course of business consistent with past practice or loans to any of its Subsidiaries;
(q) settlement of any action, complaint, claim, petition, investigation, suit or other proceeding, whether civil or criminal, in law or in equity, before any arbitrator or Governmental Entity, to which Company or any of its Subsidiaries are a party or any of their respective properties is subject;
(r) acceleration of the payment, right to payment or vesting under any benefit, retirement, profit sharing or deferred compensation plan or other compensation arrangement of Company or any of its Subsidiaries, except as contemplated by such plan or arrangement listed on Section 4.11(a) of the Company Disclosure Schedule or this Agreement;
(s) incurrence of any Company Indebtedness in an amount in excess of $1,000,000 in the aggregate;
(t) granting by Company or any of its Subsidiaries of any license or sublicense of any rights under or with respect to any Intellectual Property that is material to Company and its Subsidiaries;
(u) establishment, amendment or contribution to any insurance, pension, retirement, profit sharing, stock bonus, multi-employer or other benefit plan covering any of the current or former employees, officers, directors or consultants of Company or any of its Subsidiaries, except as required by Law or pursuant to such benefit plan;
(v) establishment of, or entering into, or financial commitment or contribution to, or amendment to the terms of, or termination of, any joint venture, partnership agreement or similar arrangement or any contract involving a sharing of profits, losses, business or opportunities with any other Person; or
(w) any agreement or commitment by Company or any of its Subsidiaries to do any of the foregoing.
4.8 Legal Proceedings. There is: (a) no legal or administrative proceeding, claim (including any claim for indemnification under any agreement), suit or action by or against Company or any of its Subsidiaries, any of their respective assets or any of their respective officers or directors in their capacity as such, (b) to the Knowledge of Company, no examination, investigation, audit or investigation of Company or any of its Subsidiaries, any of their respective assets or any of their respective officers or directors in their capacity as such, nor (c) any material order imposed upon Company or any of its Subsidiaries by or before any Governmental Entity nor any arbitration proceeding to which Company or any of its Subsidiaries is a party before any arbitrator or arbitral body pending or, to the Knowledge of Company, threatened, that would reasonably be expected to have (if adversely determined) a Material Adverse Effect on the Company. Company has not received, as of the date hereof, any written notice of any claim that seeks to prevent the Transactions and, to the Knowledge of Company, no such claim has been threatened.
4.9 Compliance with Applicable Law; Permits.
(a) Company and its Subsidiaries are in compliance in all material respects with all Laws, including the federal Food Drug and Cosmetic Act and all regulations issued thereunder, applicable to Company or any of its Subsidiaries, in each case that are material to their operations as presently conducted. Company and its Subsidiaries hold, and are in material compliance with, all material Permits necessary for the lawful conduct of their respective businesses, except where failure to hold or be in material compliance with the same would not reasonably be expected to have a Material Adverse Effect on Company. To Company’s Knowledge, no suspension, cancellation, nonrenewal or termination of any such Permit is threatened or imminent other than expirations of Permits requiring renewal in the ordinary course of business, except suspension, cancellations, nonrenewals or termination that could not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect with respect to Company.
(b) Company and each of its Subsidiaries are in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, collective bargaining, discrimination, civil rights, occupational safety and health, workers’ compensation.
(c) To the Knowledge of Company, neither Company nor any of its Subsidiaries has mislabeled any of its products or mischaracterized the “natural,” “organic” or other “certified” nature thereof.

4.10 Tax Matters. Except as set forth on Section 4.10 of the Company Disclosure Schedule:
(a) each of Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any validly obtained extension of time within which to file), all Income Tax Returns and all other material Tax Returns required to be filed by it and all such filed Tax Returns are correct and complete in all material respects;
(b) all Taxes due and payable by Company or any of its Subsidiaries have been fully paid;
(c) neither Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return;
(d) within the last twelve (12) months no written claim has been made by an authority in a jurisdiction where Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to taxation by that jurisdiction;
(e) there are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Company or its Subsidiaries;
(f) each of Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any Person;
(g) no foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Company or its Subsidiaries;
(h) none of Company or its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where such entities have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) written request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against any of Company or its Subsidiaries, that remains unresolved as of the date of this Agreement;
(i) Section 4.10 of the Company Disclosure Schedule lists any audit of Company and its Subsidiaries that has been conducted by a Taxing authority within the last three years;
(j) no material deficiency or adjustment with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries and remains pending or unresolved;
(k) there are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which Company or any of its Subsidiaries is subject;
(l) neither Company nor any of its Subsidiaries is party to any agreement, understanding or arrangement (with any Person other than Company and/or any of its Subsidiaries)

relating to allocating or sharing any Taxes;
(m) neither Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of Code Section 162(m) (or any corresponding provision of state, local or foreign Tax law);
(n) neither Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii);
(o) each of Company and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662;
(p) none of Company or its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group, the common parent of which was Company) or (ii) has any liability for the Taxes of any Person (other than Company and its current Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;
(q) as of the date of this Agreement, there are no limitations on the net operating losses, net capital losses, or credits of any of Company or its Subsidiaries, including under Sections 382, 383, 384 or 269 of the Code;
(r) the unpaid Taxes of Company and its Subsidiaries (i) did not, as of the most recent fiscal month end, exceed the reserve for liability for Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns; and
(s) none of Company or its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355.
4.11 Employee Benefits.
(a) Section 4.11(a) of the Company Disclosure Schedule is a true, complete and correct list of each material (a) “employee benefit plan”, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (b) employment, bonus, severance, change in control, deferred or incentive compensation, profit sharing, retirement, supplemental income, stock option, stock purchase or other equity compensation, vacation, health, life or other insurance, Internal Revenue Code Section 125 cafeteria plan or flexible benefit arrangement, sick program or fringe benefit plan, arrangement, agreement or program and (c) other employee plan or agreement, employment agreement, any severance plan, agreement, program or policy, or consulting agreement providing for on-going services that (i) benefits any current or former employee, officer, director, consultant or independent contractor and (ii) is sponsored, maintained or contributed to or required to be contributed to by Company or any ERISA Affiliate or with respect to which Company or any ERISA Affiliate has or may have any liability (each a “Company Benefit Plan”). Company has furnished or made available to Parent with respect to each Company Benefit Plan, if applicable, (a) each Company Benefit Plan, including amendments thereto, (b) Form 5500 as filed with the IRS for the three most recent years with any required audited financial statements, (c) the most recent summary plan description and any subsequent summaries of material modifications, (d) each trust agreement, plan contracts with service providers or insurers and insurance or group annuity contract providing benefits for participants or liability insurance for fiduciaries and other parties in interest or bonding, (e) the most recent IRS determination letter or opinion for all plans qualified under Internal Revenue Code Section 401(a), (f) the most recent actuarial valuation report and (g) all non-routine correspondence to and from any state or federal agency. “ERISA Affiliate” shall mean Company or any Subsidiary of Company, or any entity, which together with Company would be deemed a “single employer” within the meaning of Sections 414(b), (c) or (m) of the Internal Revenue Code (as amended, the “Code”) or Section 4001 of ERISA.
(b) Each Company Benefit Plan is, and has been, operated and administered in all material respects in accordance with its terms and with all applicable Laws including, but not limited to ERISA and the Code. No individual who has performed services for Company or any Subsidiary of Company has been improperly excluded from participation in any Company Benefit Plan. No Company Benefit Plan, or to the Knowledge of Company, any fiduciary of any such Company Benefit Plan has (i) engaged in any transaction prohibited by ERISA or the Code, (ii) breached any fiduciary duty owed by it with respect to the Plans, or (iii) engaged in any transaction as a result of which Company or any Subsidiary of Company would be subject to any liability pursuant to Sections 406 or 409 of ERISA or to either a civil penalty assessed pursuant to Section 502(i) or Section 502(l) of ERISA or a Tax imposed pursuant to Section 4975 of the Code. Company and each ERISA Affiliate has complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Sections 601-608 of ERISA applicable to Company or such ERISA Affiliate. No actions, audits, investigations, suits, claims or other proceedings (other than routine claims for benefits) are pending or, to the Knowledge of Company, threatened, with respect to any Company Benefit Plan or, to the Knowledge of Company, any fiduciary or service provider thereof, which could result in or subject Company or any Subsidiary of Company to any liability.
(c) Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received from the Internal Revenue Service (the “IRS”) a favorable determination letter that remains in effect on the date hereof or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Benefit Plan for any period for which such Company Benefit Plan would not otherwise be covered by an IRS determination and, to the Knowledge of Company, no event or omission has occurred that is reasonably likely to adversely affect the qualification of such Company Benefit Plan.

(d) All contributions (including all employer contributions and employee salary reduction contributions), premiums and benefit payments required by and due from Company and any Subsidiary of Company under or in connection with the terms of each Company Benefit Plan have been made within the time periods prescribed by the Company Benefit Plan, ERISA and the Code.
(e) Neither Company nor any ERISA Affiliate maintains or contributes to, or within the past six years has maintained or contributed to, any Company Benefit Plan is subject to Title IV of ERISA, the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code, and neither Company nor any ERISA Affiliate has incurred any liability under Title IV of ERISA that has not been paid in full. No Company Benefit Plan provides health care or any other non-pension welfare benefits to any employees after their employment is terminated (other than as required under Code §4980B, ERISA or similar state law) and Company has never promised to provide such post-termination benefits. Neither Company nor any ERISA Affiliate is, or has been, a participating or contributing employer in any “multiemployer plan” (as defined in Section 3(37) of ERISA) subject to Title IV of ERISA with respect to employees of Company or any Subsidiary of Company and neither Company nor any of its ERISA Affiliates has any outstanding withdrawal liability in connection with a complete or partial withdrawal from any multiemployer plan.
(f) Each Company Benefit Plan may be amended, terminated or otherwise modified by Company to the greatest extent permitted by applicable law, including the elimination of any and all future benefit accruals thereunder and no communications or provision of any Company Benefit Plan has failed to effectively reserve the right of Company or any ERISA Affiliate to so amend, terminate or otherwise modify such Company Benefit Plan. Neither Company nor any of its ERISA Affiliates has announced its intention to modify or terminate any Company Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of a Company Benefit Plan.
(g) Neither the Company nor any Subsidiary has any obligations to any employee or other service provider to make any reimbursement or other payment with respect to any tax imposed under Section 409A of the Code.
(h) No Company Benefit Plan is subject to the laws of any jurisdiction outside the United States.
(i) Except as set forth in Section 4.11(i) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with any other event, (i) result in any payment becoming due, or increase the amount of compensation due, to any current or former employee or director of Company or any Subsidiary of Company, (ii) increase any benefits payable under any Company Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such compensation or benefits and further, neither Company nor any Subsidiary of Company has announced any type of plan or binding commitment to create any additional Company Benefit Plan, to enter into any agreement with any current or former employee or director, or to amend or modify any existing Company Benefit Plan or agreement with any current or former employee or director.
4.12 Labor Matters.

(a) Neither Company nor any of its Subsidiaries is a party to or otherwise bound by any labor or collective bargaining agreement, and there are no labor or collective bargaining agreements that pertain to their respective employees. No labor organization or group of employees of Company or any of its Subsidiaries has a pending demand for recognition by Company, and, to the Knowledge of Company, no such demand is threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or Governmental Entity. To the Knowledge of Company, as of the date of this Agreement, there is no organizing activity involving Company or any of its Subsidiaries pending or threatened by any labor organization or group of employees of Company or any of its Subsidiaries.
(b) As of the date of this Agreement there is (and during the past five years there has never been), no strike, work stoppage, slowdown, picketing, lockout, walkout, or other labor dispute involving Company or any of its Subsidiaries or to the Knowledge of Company, threatened against Company or any of its Subsidiaries.
(c) Neither Company nor its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act, as amended, or any similar state or local Law that remains unsatisfied except as would not reasonably be expected to be material to Company and its Subsidiaries taken as a whole.
4.13 Environmental Matters.
(a) For purposes of this Section 4.13, the following definitions will apply:
(i)    “Environmental Claims” means any complaint, summons, citation, notice, directive, order, claim, litigation, investigation, notice of violation, judicial or administrative proceeding, judgment, letter or other communication from any Governmental Entity or any third party involving violations of Environmental Laws from any assets, properties or businesses of Company or any of its Subsidiaries or their respective predecessors in interest of which the Company has Knowledge.
(ii)    “Environmental Liabilities” means any monetary obligations, losses, liabilities (including strict liability), damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable out-of-pocket fees, disbursements and expenses of counsel, out-of-pocket expert and consulting fees and out-of-pocket costs for environmental site assessments, remedial investigation and feasibility studies), fines, penalties, sanctions and interest to the extent any of the foregoing are incurred as a result of any Environmental Claim filed by any Governmental Entity or any third party which relate to any violations of Environmental Laws, Remedial Actions, Releases or threatened Releases of Hazardous Materials from or onto (i) any property presently or formerly owned, leased or operated by Company or any of its Subsidiaries or their respective predecessors in interest of which the Company has Knowledge.
(b) Except as would not likely result in Company or any Subsidiary of Company incurring material Environmental Liabilities:
(i)    The operations of Company and its Subsidiaries are in compliance with Environmental Laws in all material respects;
(ii)    Company and its Subsidiaries have obtained and are in material compliance with all material and necessary permits or authorizations that are required under Environmental Laws to operate the facilities, assets and business of Company;
(iii)    Except as set forth on Section 4.13(b)(ii) of the Company Disclosure Schedule, there has been no Release by Company or any of its Subsidiaries or, to the Knowledge of Company, any other Person (A) at any of the properties currently owned, leased or operated by Company or any of its Subsidiaries, or (B) at any property formerly owned, leased or operated by Company or an of its Subsidiaries which is reasonably likely to result in material Environmental Liabilities; and
(iv)    No pending or unresolved Environmental Claims have been asserted against Company or any of its Subsidiaries nor does Company have notice of any threatened or pending Environmental Claim against Company or any of its Subsidiaries regarding any facilities that may have received Hazardous Materials generated by Company or any of its Subsidiaries which is reasonably likely to result in material Environmental Liabilities.
(c) Company has made available to Parent true and complete copies of all material environmental reports, studies, and investigations regarding any material Environmental Liabilities of Company and its Subsidiaries, which are in the possession of Company.
4.14 Insurance. Section 4.14 of the Company Disclosure Schedule sets forth a list of all current insurance policies maintained by Company and its Subsidiaries. All such policies are in full force and effect, and neither Company nor any of its Subsidiaries is in default with respect to their material obligations under any such policy so as to cause a loss of coverage. Neither Company nor any of its Subsidiaries has received written notice of cancellation or termination in respect of any such policy. Such policies provide for insurance of Company and its Subsidiaries which is adequate and customary for businesses of similar type to Company and its Subsidiaries.
4.15 Finders or Brokers. Except for Peter J. Solomon Company (the “Company Financial Advisor”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Company, any of its Subsidiaries or any of its Affiliates (excluding Glenn Nussdorf and his Affiliates).
4.16 Contracts.
(a) Section 4.16(a) of the Company Disclosure Schedule contains a complete and correct list of the following contracts and agreements (whether written or oral) to which Company or any of its Subsidiaries is a party (collectively, whether or not so listed, the “Company Material Contracts”): (i) all contracts and agreements, including the purchase or sale of assets (other than relating to purchases and sales of inventory in the ordinary course of business) which involve or are reasonably expected to involve aggregate payments or expenditures by or to Company or any of its Subsidiaries during the fiscal year ending March 31, 2012 in excess of $150,000; (ii) all Company Indebtedness (other than guarantees by way of endorsement or negotiable instruments in the ordinary course of business) and all mortgages, security agreements, capital leases or similar agreements, in each case in excess of $100,000 or in aggregate in excess of $250,000 or that creates a Lien other than a Permitted Encumbrance on any material asset of the Company or any Company Subsidiary; (iii) all contracts and agreements containing covenants not to compete (A) binding on Company or any of its Subsidiaries, (B) restricting other Persons for the benefit of Company or any of its Subsidiaries or (C) which otherwise restrict competition granted by Company or any of its Subsidiaries in favor of a third Person; (iv) contracts and agreements under which Company or any of its Subsidiaries is obligated to indemnify any Person other than agreements entered into in the ordinary course of business; (v) contracts and agreements to loan money or extend credit to any other Person in excess of $150,000, other than in the ordinary course of business; (vi) joint venture, partnership agreements or similar arrangements or contracts involving a sharing of profits, losses, business or opportunities with any other Person; (vii) all contracts which are material contracts (as defined in Item 601(b)(10) of Regulation S-K of the Exchange Act) to be performed after the date of this Agreement; and (viii) all contracts which are shareholder rights agreements or which otherwise provide for the issuance of any securities in respect of this Agreement or the Merger; and (ix) all contracts and agreements which, upon the consummation of the Merger or any of the Transaction, will (either alone or upon the occurrence of any additional acts or events, including the notice or the passage of time) result in any material payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any material payment or benefits, from Parent, Merger Sub, the Company or the Surviving Corporation or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing.
(b) With respect to the Company Material Contracts, (i) such Company Material Contracts are in full force and effect and are valid, binding and enforceable against Company or its Subsidiaries, as applicable, and, to the Knowledge of Company, each other party thereto, and (ii) Company and its Subsidiaries, and, to the Knowledge of Company, each other party thereto, have complied in all material respects with all respective covenants and provisions of the Company Material Contracts.
(c) Except to the extent set forth in Section 4.16(c) of the Company Disclosure Schedule, there are no transactions, agreements, arrangements or understandings between Company or any of its Subsidiaries, on the one hand, and Company’s directors, officers, Affiliates (other than wholly-owned Subsidiaries of Company) or other Persons, on the other hand.
(d) Except as set forth in Section 4.16(e) of the Company Disclosure Schedule, there are no contractual restrictions in the Material Contracts that prohibit Company or any of its Subsidiaries from transferring cash (or cash equivalents) between accounts outside of and inside the United States or that limit Company’s free use of such cash.

4.17 Owned Real and Personal Property.
(a) Neither Company nor any of its Subsidiaries owns any real property.
(b) Except as set forth in Section 4.17(b) of the Company Disclosure Schedule and for Permitted Encumbrances, (i) Company or its Subsidiaries, as the case may be, has good title to all of the tangible personal property reflected as being owned by it on the Company Balance Sheet (except for personal property sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practices or otherwise disclosed on the Section 4.17(b) of the Company Disclosure Schedule for Section 4.7), which personal property, together with personal property leased by Company or its Subsidiaries, constitutes all personal property necessary for conducting the business of Company and its Subsidiaries as presently conducted and (ii) the personal property owned or leased by Company and its Subsidiaries, taken as a whole, is adequate and in a condition sufficient to permit Company and its Subsidiaries to conduct their respective businesses in all material respects in the same manner as it is being conducted as of the date of this Agreement, subject to ordinary wear and tear and routine maintenance.
4.18 Leased Real and Personal Property. Section 4.18 of the Company Disclosure Schedule sets forth a true and complete list of each lease, sublease or license (each a “Company Material Lease”) under which Company or any of its Subsidiaries is a lessee, lessor, sublessee, sublessor, licensee or licensor which (a) is a lease of real property or any interest in real property which provides for payments of more than $100,000 per year, or (b) is a lease of personal property which provides for payments of more than $100,000 per year, has a term exceeding one year and may not be canceled upon 90 or fewer days’ notice without any liability, penalty or premium (other than a nominal cancellation fee or charge). With respect to the Company Material Leases, (i) each Company Material Lease is in full force and effect and is valid, binding and enforceable against the Company or Subsidiary, as applicable, and, to the Knowledge of Company, each other party thereto and (ii) Company and its Subsidiaries, and, to Company’s Knowledge, each other party thereto have complied in all material respects with all respective covenants and provisions of the Company Material Lease.
4.19 Intellectual Property.
(a) Section 4.19(a) of the Company Disclosure Schedule sets forth a true and complete list of all Registered Intellectual Property and material unregistered trademarks owned or, to the Knowledge of the Company, used by Company or any of its Subsidiaries, indicating for each item (to the extent applicable) the actual owner, the registration, issuance or application number and the applicable filing jurisdiction (collectively, the “Scheduled Intellectual Property”). Except as has not had and would not reasonably be expected to have a Material Adverse Effect on Company, Company and its Subsidiaries are, collectively, the sole and exclusive owners of the Scheduled Intellectual Property that is indicated as owned by the Company or its Subsidiaries, which owned Scheduled Intellectual Property is free and clear of all Liens except Permitted Encumbrances. Except as has not had and would not reasonably be expected to have a Material Adverse Effect on Company, all of such owned Scheduled Intellectual Property is valid and enforceable and to the Knowledge of the Company, none of the Intellectual Property owned by the Company or any of its Subsidiaries is being misappropriated, violated or infringed by any third party. Except as set forth in Section

4.19(a) of the Company Disclosure Schedule or as is not having and would not reasonably be expected to have a Material Adverse Effect, there is no litigation, opposition or cancellation proceeding, objection or claim pending, asserted or, to Knowledge of the Company, threatened against the Company or any of its Subsidiaries concerning the ownership, validity, registerability or enforceability of any Intellectual Property owned by the Company or any Subsidiary of the Company.
(b) (i) Section 4.19(b)(i) of the Company Disclosure Schedule contains a complete and accurate list of all material agreements, licenses, royalty agreements, and other rights granted by Company and its Subsidiaries to any other Person with respect to Intellectual Property, and (ii) Section 4.19(b)(ii) of the Company Disclosure Schedule contains a complete and accurate list of all agreements, licenses, royalty agreements, and other rights granted by any third Person to Company and its Subsidiaries with respect to Intellectual Property (other than “shrink-wrapped” or “off-the-shelf” software licenses licensed by Company and its Subsidiaries), in each case identifying the subject Intellectual Property. Except as set forth on Section 4.19(b)(i) of the Company Disclosure Schedule, Company and its Subsidiaries have the sole and exclusive right to use the Intellectual Property and except as set forth on Section 4.19(b)(ii) of the Company Disclosure Schedule, to the Knowledge of Company, Company and its Subsidiaries have the sole and exclusive right to use the Intellectual Property.
(c) Except as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries have infringed upon, misappropriated, or otherwise violated any Intellectual Property rights of any Person and no claims are pending or, to the Knowledge of the Company, threatened, alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the rights of any Person with regard to any Intellectual Property.
(d) The Company and its Subsidiaries, collectively, own or have the right to use all Intellectual Property used or held in or necessary for the operation of their business as presently conducted, except to the extent the failure to own or hold such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each item of Intellectual Property owned or used by the Company or any of its Subsidiaries immediately prior to the Closing that is material to the conduct of the business of the Company and its Subsidiaries in the ordinary course consistent with past practice is owned or available for use or will be owned or available for use on substantially similar terms and conditions in all material respects immediately subsequent to the Closing.
(e) Except as has not had and would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries take and have taken commercially reasonable actions to maintain and preserve any material Intellectual Property owned by the Company or its Subsidiaries, including by taking commercially reasonable measures necessary to protect the confidentiality of all trade secrets that are owned, used or held by them.
4.20 Related Person Transactions. Except as set forth in the Company’s last Form 10-K filed with the SEC prior to the date of this Agreement, from January 1, 2010 through the date hereof, no event has occurred that would be required to be reported by Company pursuant to Item

404 of SEC Regulation S-K.
4.21 Controls and Procedures; Nasdaq Compliance.
(a) Company has (i) established and, since January 1, 2010, has maintained a system of “internal control over financial reporting” (as defined in Rule 13a-15(f)) under the Exchange Act) and “disclosure controls and procedures” (as defined in Rule 13a-15(e)) and (ii) has disclosed, based on its most recent evaluation before the date hereof, to Company’s outside auditors and the audit committee of Company’s Board of Directors (A) any significant deficiencies and material weaknesses of which Company has Knowledge in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting..
(b) Company is in material compliance with the applicable listing and governance rules of the Nasdaq.
(c) To the Knowledge of the Company, Marcum LLP, which has expressed its opinion with respect to the audited financial statements contained in the Company SEC Documents, is and has been “independent” (under applicable rules then in effect) with respect to the Company and each Subsidiary of the Company within the meaning of Regulation S-X of the Exchange Act since the appointment of Marcum LLP in that capacity.
(d) Since March 31, 2011, Company has not received any oral or written notification of any “significant deficiency” or “material weakness”, each term as defined in Rule 12b-2 of the Exchange Act, in Company’s internal controls over financial reporting.
4.22 Takeover Provisions. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which Company is a party or by which it or, to Company’s Knowledge, its stockholders are otherwise bound, that at the Effective Time will be applicable to the Transactions. The Company and the Company Board have each taken all actions necessary to be taken such that no restrictive provision of any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination,” or other similar anti-takeover Laws of any state, including the State of Delaware and Section 203 of the DGCL, or any applicable anti-takeover provision in the Company Charter Documents, is, or at the Effective Time will be, applicable to the this Agreement or the Transactions.
4.23 Opinion of Financial Advisor. Company has received the opinion of the Company Financial Advisor, dated as of the date of this Agreement, to the effect that, as of such date, the consideration to be received in the Merger by the Company Shareholders is fair to such holders from a financial point of view. Company has received the consent of Company Financial Advisor to include such written opinion in the Joint Proxy Statement.
4.24 No Other Parent and Merger Sub Representations or Warranties. Except for the representations and warranties set forth in ARTICLE 3, Company hereby acknowledges that neither Parent, Merger Sub nor any of Parent’s Subsidiaries, nor any other Person, has made or is making any other express or implied representation or warranty with respect to Parent, Merger Sub or any of Parent’s Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Company. Neither Parent, Merger Sub nor any of Parent’s Subsidiaries, nor any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or Representatives, will have or be subject to any liability or indemnification obligation to Company resulting from the delivery, dissemination or any other distribution to Company or its Representatives, or the use by Company or its Representatives of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Company or its Representatives in anticipation or contemplation of any of the Transactions.
4.25 No Additional Representations. Except for the representations and warranties made by Company in this ARTICLE 4, neither Company nor any other Person makes any other express or implied representation or warranty with respect to Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing.
ARTICLE 5 - COVENANTS AND AGREEMENTS
5.1 Conduct of Business.
(a) Except (i) as permitted or contemplated by this Agreement or the Company Disclosure Schedule, (ii) as required by applicable Law and (iii) as may be agreed in writing by Parent, which consent shall not unreasonably be conditioned, delayed or withheld, during the period from the date of this Agreement until the earlier of the Termination Date or the Closing Date, Company shall, and shall cause each of its Subsidiaries to, (x) conduct its business in all material respects in the ordinary course consistent with past practice, (y) to the extent consistent therewith, use commercially reasonable efforts to preserve its current relationships with its material customers, vendors, suppliers and other Persons with which they have business relationships and (z) pay their trade payables in the ordinary course of business. In addition, and without limiting the generality of the foregoing, except (A) as permitted or contemplated by this Agreement or Section 5.1(a) of the Company Disclosure Schedule and (B) as required by applicable Law, Company shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably conditioned, delayed or withheld:
(i)    take any action that, had it occurred prior to the date of this Agreement would have violated Section 4.7 or been disclosed on Section 4.7 of the Company Disclosure Schedule;
(ii)    acquire or agree to be acquired by merging or consolidating with, or by purchasing a substantial portion of the assets or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets of any Person outside the ordinary course of business in accordance with past practice, except as part of a transaction permitted by Section 5.3;
(iii)    issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of its capital stock, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) any stock appreciation, “phantom” stock, profit participation or dividend equivalent rights or similar rights with respect to Company or any Subsidiary, other than in each case (I) the issuance of Company Common Stock upon the exercise of Company Stock Options or Company Warrants, in each case outstanding as of the date of this Agreement and in accordance with their terms as of the date of this Agreement, (II) the sale of shares of Company Common Stock pursuant to the exercise of Company Stock Options if necessary to effectuate an optionee direction upon exercise for withholding of Taxes or (III) the acquisition of Company Common Stock from a holder of a Company Stock Option in satisfaction of the payment of the exercise price of Company Stock Options or withholding obligations with respect to the exercise thereof;
(iv)    amend the Company Charter Documents or other comparable charter or organizational documents of any of its Subsidiaries except as may be required by Law or the rules and regulations of the SEC or Nasdaq;
(v)    (A) grant to any current or former director, officer, employee or consultant of Company or any of its Subsidiaries any increase in compensation, bonus or fringe or other benefits or grant any type of compensation or benefit to any such Person not previously receiving or entitled to receive such compensation except for normal increases in cash compensation in the ordinary course of business consistent with past practice or to the extent required under Company Benefit Plans in effect as of the date of this Agreement, (B) grant to any such Person any increase in severance, change in control or termination compensation or benefits, except to the extent required under any Company Benefit Plans in effect as of the date of this Agreement, or (C) adopt, enter into, terminate, amend, accelerate or waive rights to or under any Company Benefit Plan;
(vi)    enter into new lines of business outside of their existing business and reasonable extensions of their existing business;
(vii)    except for transactions among the Company and its Subsidiaries or among its Subsidiaries, (A) incur any Company Indebtedness, except for short-term borrowings that are not pursuant to the Company Credit Facility (unless Parent is not current with the payments due pursuant to Section 5.11 and Exhibit A, in which case borrowings under the Company Credit Facility are permitted as long as such borrowings are not in excess of the amount still due and owing by Parent to Company pursuant to Section 5.11 and Exhibit A) in an aggregate amount not in excess of $1,000,000 incurred in the ordinary course of business consistent with past practice, or (B) make any loans, advances or capital contributions to, or investments in, any other Person, whether by purchase of stock or securities, contributions to capital or property transfers;
(viii)    enter into any material Contract to the extent consummation of the Transactions or compliance by the Company with the provisions of this Agreement would conflict with, or result in a material violation or material breach of or material default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation, under any provision of such material Contract;
(ix)    except in the ordinary course of business consistent with past practice and to the extent not prohibited by other provisions of this Section 5.1(a), enter into, terminate, renew, extend, amend or modify in any material respect, any Company Material Contract;
(x)    fail to use its commercially reasonable efforts to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering the Company, its Subsidiaries and their respective properties, assets and businesses;
(xi)    increase the size of the Company Board; or
(xii)    authorize any of, or commit or agree to take any of, the foregoing actions.
(b) Except (i) as permitted or contemplated by this Agreement, the Parent Disclosure Schedule, the Financing Letter and the Related Person Investment Commitment, (ii) as required by applicable Law and (iii) as may be agreed in writing by Company, which consent shall not unreasonably be conditioned, delayed or withheld, during the period from the date of this Agreement until the earlier of the Termination Date or the Closing Date, Parent shall, and shall cause each of its Subsidiaries to, (x) conduct its business in all material respects in the ordinary course consistent with past practice, and (y) to the extent consistent therewith, use commercially reasonable efforts to preserve its current relationships with its material customers, vendors, suppliers and other Persons with which they have business relationships. In addition, and without limiting the generality of the foregoing, except (A) as permitted or contemplated by this Agreement or the Parent Disclosure Schedule and (B) as required by applicable Law, Parent shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Company, which consent shall not be unreasonably conditioned, delayed or withheld:
(i)    take any action that, had it occurred prior to the date of this Agreement would have violated Section 3.8 or been disclosed on Section 3.8 of the Parent Disclosure Schedule;
(ii)    acquire or agree to be acquired by merging or consolidating with, or by purchasing a substantial portion of the assets or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets of any Person outside the ordinary course of business in accordance with past practice;
(iii)    issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of its capital stock, (B) any Voting Parent Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Parent Debt, voting securities or convertible or exchangeable securities or (D) any stock appreciation, “phantom” stock, profit participation or dividend equivalent rights or similar rights with respect to Parent or any Subsidiary, other than in each case (I) the issuance of Parent Common Stock upon the exercise of Parent Stock Options outstanding as of the date of this Agreement and in accordance with their terms as of the date of this Agreement, (II) the sale of shares of Parent Common Stock pursuant to the exercise of Parent Stock Options if necessary to effectuate an optionee direction upon exercise for withholding of Taxes or (III) the acquisition of Parent Common Stock from a holder of a Parent Stock Option in satisfaction of withholding obligations in payment of the exercise price of Parent Stock Options or withholding obligations with respect to the exercise thereof;
(iv)    amend the Parent Charter Documents or other comparable charter or organizational documents of any of its Subsidiaries except as may be required by this Agreement, Law or the rules and regulations of the SEC or Nasdaq;
(v)    enter into new lines of business outside of their existing business and reasonable extensions of their existing business;
(vi)    except for transactions among the Parent and its Subsidiaries or among its Subsidiaries, (A) incur any Parent Indebtedness, except (1) borrowings in an amount not in excess of 1,000,000 in the aggregate or (2) advances under the Parent Credit Agreement, in each case only to the extent that such Parent Indebtedness does not negatively impact the ability of Parent to comply with the requirements and conditions precedent of the Financing Letter and Parent Credit Agreement to fund the Transaction, or (B) make any loans, advances or capital contributions to, or investments in, any other Person, whether by purchase of stock or securities, contributions to capital or property transfers, other than advances to suppliers in the ordinary course of business;
(vii)    enter into any material Contract to the extent consummation of the Transactions or compliance by the Parent with the provisions of this Agreement would conflict with, or result in a material violation or material breach of or material default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation, under any provision of such material Contract;
(viii)    fail to use its commercially reasonable efforts to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering Parent, its Subsidiaries and their respective properties, assets and businesses; or
(ix)    authorize any of, or commit or agree to take any of, the foregoing actions.
(c) During the period from the date of this Agreement until the earlier of the Termination Date or the Closing Date, each party shall give the other party notice of any effect, event or change that would reasonably be expected to have a Material Adverse Effect on the notifying party.
5.2 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement and subject to the provisions of Sections 5.3 and 5.12 below, Company and Parent shall each cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to (a) promptly (i) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable Laws, to cause the conditions to Closing to be satisfied and to consummate the Transactions as soon as practicable, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (except that the Certificate of Merger shall be filed contemporaneously with the Closing), and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Entity or third Person necessary, proper or advisable to consummate the Transactions and (b) take all reasonable actions necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and, if any state takeover statute or similar Law becomes applicable to Company or any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Law on the Transactions.
5.3 Solicitation; Change in Recommendation.
(a) Notwithstanding anything to the contrary set forth in this Agreement, during the period commencing with the execution of this Agreement and continuing until 11:59 p.m. (Eastern time) on the 30th day after the date of execution of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective Affiliates, officers, directors, agents and representatives (“Representatives”) shall have the right, directly or indirectly, (i) to initiate, solicit and/or encourage the submission of one or more Acquisition Proposals from one or more Persons, including by furnishing to any Person and/or its Affiliates, officers, directors, agents or Representatives any non-public information relating to the Company and/or its Subsidiaries or by affording to any Person and/or its Affiliates, officers, directors, agents or Representatives access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company and/or its Subsidiaries (each, a “Solicited Person”) (all pursuant to an Acceptable Confidentiality Agreement and provided that the Company shall promptly make available to the Parent any material non-public information concerning the Company and/or its Subsidiaries that is provided to any Person given such access which was not previously made available to the Parent or its officers, directors or Representatives), (ii) to continue, enter into, participate in and/or engage in any discussions or negotiations with one or more Persons and/or their Affiliates, officers, directors, agents or Representatives with respect to one or more Acquisition Proposals or any other proposals that could lead to an Acquisition Proposal, and (iii) to the extent not otherwise prohibited by this Agreement, to otherwise cooperate with, assist or take any action to facilitate any Acquisition Proposals or any other proposals that could lead to any Acquisition Proposals.
(b) Except as permitted by Sections 5.3(c) and (e) below, the Company shall, shall cause each of its Subsidiaries to, and shall use commercially reasonable efforts to cause each of its Representatives to, (i) beginning on the No-Shop Period Start Date, cease and cause to be terminated any discussions or negotiations with any Person (other than Excluded Parties, as defined below) that would otherwise be prohibited by this Section 5.3(b) and (ii) from the No-Shop Period Start Date until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, (A) not solicit or take other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal, (B) not participate in any way in any discussions or negotiations relating thereto or in furtherance thereof or accept any Acquisition Proposal, except to notify such person as to the existence of the provisions of this Section 5.3, and (C) not enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal. Notwithstanding the foregoing, Company, its Subsidiaries and its Representatives may take and continue to take any of the actions described in Section 5.3(a) from and after the No-Shop Period Start Date with respect to any Solicited Person that, prior to the No-Shop Period Start Date, has made a bona fide Acquisition Proposal that the Company Board and the Independent Committee determine in good faith (after consultation with Company's outside financial and legal advisors) constitutes or would reasonably be expected to result in a Superior Proposal (each such Solicited Person, an “Excluded Party”). Notwithstanding anything contained in this Section 5.3(b) to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement immediately at such time as the Acquisition Proposal made by such party is withdrawn, is terminated or expires, or the Company Board and the Independent Committee determine in good faith (after consultation with Company's outside financial and legal advisors) that such Acquisition Proposal ceases to constitute, or ceases to be reasonably likely to lead to, a Superior Proposal. Company hereby represents that as of the date of this Agreement neither it nor any of its Subsidiaries is engaged in discussions or negotiations with any Person other than Parent with respect to any Acquisition Proposal.
(c) Notwithstanding Section 5.3(b), the Company Board and the Independent Committee, in the exercise of their fiduciary duties, as determined in good faith by the Company Board and Independent Committee, may (i) furnish information (including, without limitation, confidential information) concerning Company to a third Person who makes an unsolicited request for such information for the purpose of making an Acquisition Proposal, and (ii) engage in discussions or negotiations with a third Person who submits in writing an interest in making an Acquisition Proposal that the Company Board and Independent Committee determine in good faith (after consultation with Company's outside financial and legal advisors) constitutes or would reasonably be expected to result in a Superior Proposal.

(d) Except as provided by Section 5.3(e), at any time after the execution of this Agreement, the Company Board shall not (i) resolve to withdraw, modify or qualify and/or withdraw, modify or qualify the Company Recommendation in a manner adverse to the Parent and/or Merger Sub (a “Change of Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement).
(e) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, (i) the Company Board may make a Change of Recommendation or enter into an Alternative Acquisition Agreement, as applicable, if the Company Board with respect to an Acquisition Proposal has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (A) there is a reasonable probability that the failure to do so would cause the Company Board to violate its fiduciary duties to the Company Shareholders under applicable Law and (B) such Acquisition Proposal constitutes a Superior Proposal or (ii) if an event, fact, circumstance, development or occurrence that affects, or would reasonably be expected to affect, the business, assets, operations or results of operations of the Company or its Subsidiaries and that has not occurred or is unknown to the Company Board as of the date of this Agreement (an “Intervening Event”) occurs or becomes known to the Company Board, the Company Board may effect a Change of Recommendation; provided that the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that there is a reasonable probability that the failure to do so would cause the Company Board to violate its fiduciary duties to the Company Shareholders under applicable Law, provided that (W) Company shall have provided prior written notice to Parent at least three (3) days in advance (the “Notice Period”) of its intention to take such action and provided the reasons for the Change of Recommendation described in either (i) or (ii) and, if related to a Superior Proposal, the material terms and conditions of any such Superior Proposal (including the identity of the person making the Superior Proposal and the ultimate beneficial owner or owners and controlling persons thereof, to the extent such information is reasonably available to Company), (X) in the case of a Superior Proposal, prior to effecting such Change of Recommendation, or, approving or recommending such Superior Proposal or terminating this Agreement to enter into an Alternative Acquisition Agreement, Company shall, and shall cause its Representatives to, during the Notice Period, negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to negotiate) to enable Parent to propose in writing a binding offer to effect revisions to the terms and conditions of this Agreement, the Financing Letter, the Related Person Investment Commitment, the Letter Amendment and the Licensor Warrant Amendment, as would alleviate the need for a Change of Recommendation, or such approval, recommendation or termination, (Y) in the case of a Superior Proposal, the Company Board shall have considered in good faith any changes to this Agreement, the Financing Letter, the Related Person Investment Commitment, the Letter Amendment or the Licensor Warrant Amendment offered in writing by Parent and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect and (Z) in the case of a Superior Proposal, prior to effecting such Change of Recommendation or entering into an Alternative Acquisition Agreement, Company shall have terminated this Agreement and paid to Parent any Termination Fee payable with respect to such termination in accordance with the terms hereof. Any material amendment to the material terms of such Superior Proposal shall require a new notice and Notice Period, and Company shall be required to comply again with the requirements of these subclauses (W) through (Z).
(f) Company agrees that it will keep the Parent reasonably informed regarding the matters contemplated by this Section 5.3 (including any Acquisition Proposals). Without limiting the generality of the foregoing, (i) Company agrees that it will promptly (and, in any event, within forty-eight (48) hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by Company or its Representatives indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in Company’s intentions as previously notified and (ii) following the No-Shop Period Start Date, Company agrees that it will promptly (and, in any event, within forty-eight (48) hours) notify the Parent if any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Company or any of its Representatives indicating, in connection with such notice, the identity of the person or group of Persons and the status of any such discussions or negotiations, including any change in Company’s intentions as previously notified, in each case pursuant to an Acceptable Confidentiality Agreement.
(g) Other than with respect to the Financing Letter, the Letter Amendment, the Licensor Warrant Amendment or the Related Person Investment Commitment or as contemplated by this Agreement, neither Parent nor Merger Sub, nor any of their respective Affiliates, shall make or enter into any formal or informal arrangements or understandings (whether or not binding) with any Person, or have any discussions or other communications with any other person, in any such case with respect to any Acquisition Proposal involving Company.
(h) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit Company, Company Board or any committee thereof from (i) taking and disclosing to Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) complying with its disclosure obligations under applicable Law, it being understood that neither any “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, nor any accurate disclosure of factual information to the Company Shareholders that is required to be made to such stockholders under applicable Law or in satisfaction of the Company Board’s fiduciary duties or applicable Law, shall be deemed a modification of the Company Board’s approval or recommendation of the Merger and this Agreement.
(i) For purposes of this Agreement:
(i)    An “Acquisition Proposal” shall mean any proposal or offer, including any proposal or offer from or to the Company Shareholders, made by any Person or “group” (as defined under Rule 13(d) of the Exchange Act) other than Parent, whether in a single transaction or series of related transactions, and whether directly or indirectly, for (i) a merger, reorganization, share exchange, consolidation, business combination, joint venture, partnership, recapitalization, dissolution, liquidation or similar transaction involving Company and/or any Subsidiary or Subsidiaries of the Company whose business or businesses constitute twenty-five percent (25%) or more of the assets, revenues or earnings of Company and its Subsidiaries, taken as a whole, (ii) an acquisition of assets of Company and/or its Subsidiaries equal to twenty-five percent (25%) or more of the consolidated assets of Company and its Subsidiaries or to which twenty-five percent (25%) or more of Company’s revenues or earnings on a consolidated basis are attributable (iii) an acquisition of 25% or more of the outstanding Company Common Stock, or (iv) a tender offer or exchange offer that, if consummated, would result in any person or “group” (as defined under Rule 13(d) of the Exchange Act) beneficially owning 25% or more of the outstanding Company Common Stock.
(ii)    “Superior Proposal” shall mean any bona fide Acquisition Proposal (except that all references to “25%” in the definition of “Acquisition Proposal” shall be replaced with 50%) made by any Person (other than a party to this Agreement) that the Company Board and Independent Committee determine in good faith (after consultation with their financial advisor and outside legal counsel and after taking into account all legal, financial (including the financing terms thereof), regulatory, timing and other aspects of the proposal, as well as any modification to this Agreement and/or the Related Person Investment that the Parent and Merger Sub propose to make in accordance with Section 5.3(e)(ii)), (A) is on terms that are more favorable to the Company Shareholders from a financial point of view than the Transactions contemplated by this Agreement and (B) is capable of being consummated within a reasonable period of time.
(iii)    “Acceptable Confidentiality Agreement” shall mean a confidentiality that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (provided that such confidentiality agreement shall not be required to restrict a person from communicating an Acquisition Proposal to the Company Board or any duly constituted and authorized committee thereof).
5.4 Acquisition Advances and Related Persons Investment Arrangements.
(a) Parent will use its best efforts to obtain the Acquisition Advances on the terms and conditions described in the Financing Letter, including using its best efforts (i) to satisfy (or obtain the waiver of) all conditions on a timely basis to obtaining the Acquisition Advances applicable to Parent set forth in such definitive agreements and the Parent Credit Agreement that are within its control, (ii) to comply in all material respects with its obligations under the Financing Letter and the Parent Credit Agreement relating to the Acquisition Advances (or obtain the waiver thereof) and (iii) to enforce its rights under the Financing Letter and the Parent Credit Agreement relating to the Acquisition Advances. Parent shall give Company prompt notice upon becoming aware of any material breach of the Financing Letter by a party to the Financing Letter or any termination of the Financing Letter or any breach or default under the Parent Credit Agreement that would reasonably be expected to prevent Parent from obtaining the Acquisition Advances. Parent shall keep Company informed promptly and in reasonable detail of the status of its efforts to arrange the Acquisition Advances and provide to Company copies of the definitive documents related to the Acquisition Advances and shall not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under, the Financing Letter if such amendment, modification or waiver (A) reduces the aggregate amount of Acquisition Advances, (B) adversely amends or expands the conditions to the drawdown of the Acquisition Advances in any respect that could make the conditions less likely to be satisfied by the Outside Date, (C) can reasonably be expected to delay the Closing or the date on which the Acquisition Advances would be obtained or (D) is otherwise adverse to the interests of Company in any other respect except with the prior written consent of Company (which shall not be unreasonably withheld, delayed or conditioned). In the event that all conditions in the Financing Letter and the Parent Credit Agreement to the Acquisition Advances have been satisfied or, upon funding, will be satisfied, Parent shall use its best efforts to cause the Lenders to fund on the Closing Date the Acquisition Advances required to consummate the Transactions.
(b) Parent will use its best efforts to obtain the Related Persons Investment on the terms and conditions described in the Related Persons Investment Commitment, including using its best efforts (i) to comply in all material respects with its obligations under the Related Persons Investment Commitment (or obtain the waiver thereof) and (ii) to enforce its rights under the Related Persons Investment Commitment. Parent shall give Company prompt notice upon becoming aware of any material breach of the Related Persons Investment Commitment by a party to the Related Persons Investment Commitment or any termination of the Related Persons Investment Commitment. Parent shall keep Company informed promptly and in reasonable detail of the status of its efforts to arrange the Related Persons Investment and provide to Company copies of the definitive documents related to the Related Persons Investment and shall not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under, the Related Persons Investment Commitment if such amendment, modification or waiver (A) reduces the aggregate amount of the Related Persons Investment, (B) can reasonably be expected to delay the Closing or the date on which Related Persons Investment would be made or (C) is otherwise adverse to the interests of Company in any other respect except with the prior written consent of Company (which shall not be unreasonably withheld, delayed or conditioned). Parent shall use its best efforts to cause the Related Persons to fund the Related Persons Investment prior to or on the Closing Date to consummate the Transactions.
(c) In the event that Parent becomes aware of any event or circumstance that makes procurement of any portion of the Acquisition Advances or the Related Persons Investment (collectively, the “Financing”) unlikely to occur in the manner or from the sources contemplated, Parent shall immediately notify Company, and Parent shall use its best efforts to arrange any such portion (other than amounts that are replaced by Parent’s cash on hand) from alternative sources (such portion from alternate sources, the “Alternate Financing”) on terms and conditions, taken as a whole, no less favorable to Parent.
(d) Prior to the Closing, Company shall provide, and shall use its best efforts to cause its officers and employees to provide, on a timely basis, all reasonable cooperation requested by Parent and that is customary in connection with the arrangement of the Financing or any Alternate Financing to be incurred in connection with the Transactions (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company), including using its commercially reasonable efforts to (i) facilitate the provision of Company guarantees and pledges of collateral (effective as of the Closing), (ii) provide financial and other pertinent information regarding Company as may be reasonably requested in writing by Parent in order to consummate the Financing, (iii) provide information with respect to the properties and assets of Company as may be reasonably requested by Parent, (iv) participate in a reasonable number of informational meetings and road show meetings in connection with the Financing and (v) assist Parent and its financing sources in the preparation of all agreements (including review of schedules for completeness), offering documents, an offering memorandum and other marketing materials for the Financing or any such Alternate Financing, it being understood and agreed that information and documents provided by Company may be delivered to agents and lenders under the Financing Letter and their Representatives (subject to customary arrangements for confidentiality that are acceptable to Company). No certificate, document or instrument referred to above shall be effective until the Closing Date, and Company shall not be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing prior to the Closing Date.
(e) Parent shall promptly reimburse Company for all out-of-pocket costs (including attorneys’ fees) incurred by Company in connection with the cooperation contemplated by this Section 5.4 and shall indemnify and hold harmless Company and its respective directors, officers, employees and Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith.
(f) For purposes of this Section 5.4, the term “Financing” shall also be deemed to include any Alternate Financing and the term “Financing Letter” shall also be deemed to include any commitment letter (or similar agreement) with respect to such Alternate Financing.
5.5 Licensor Warrants.
(a) Letter Amendment. Concurrently with the execution of this Agreement, Company, Rene Garcia and Artistic Brands Development, LLC (f/k/a Iconic Fragrances, LLC) (“Licensor”) will execute an amendment (the “Letter Amendment”) to the Agreement dated April 3, 2009 by and between the Company and Licensor and the Letter Agreement dated April 3, 2009 by and between the Company, Rene Garcia and Licensor, among other matters, setting forth certain provisions of the Parent Warrants and waiving certain payments due in connection with the Merger and the Transactions in the form agreed upon by Company, Parent, Rene Garcia and Licensor.
(b) Licensor Warrant Amendment. Concurrently with the execution of this Agreement, the Company and the holders of the outstanding Licensor Warrants exercisable for a majority or greater of the common stock issuable under such Licensor Warrants (the “Required Holders”), will execute an amendment to all of the outstanding Licensor Warrants (the “Licensor

Warrant Amendment”), among other matters, to govern treatment of the Licensor Warrants in connection with the Merger and the Transactions in the form agreed upon by Company, Parent and the Required Holders.
(c) Letter Agreement. Concurrently with execution of this Agreement, Company, Rene Garcia, Parent and Licensor will enter into a letter agreement, among other matters, to govern the conduct of Licensor from the date of this Agreement to the earlier of Closing or termination of this Agreement as it relates to the Company’s rights and obligations under Section 5.3 of this Agreement and to provide for the issuance of 300,000 shares of Parent Common Stock (subject to adjustment as contemplated by such letter agreement) following the Effective Time.
5.6 Public Announcements. The initial press release with respect to the execution of this Agreement shall be the joint press release reasonably agreed upon by Company and Parent. Each of the Company and the Parent shall also file a Current Report on Form 8-K reporting the entering into of this Agreement and filing a copy of this Agreement and such joint press release as exhibits thereto. Thereafter, and subject to the provisions of Section 5.3, unless and until an Change of Recommendation has occurred in accordance with Section 5.3(e), so long as this Agreement is in effect, neither Company nor Parent shall, without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions, except for any such press release or public announcement as may be required by Law, by Nasdaq rules, or by applicable fiduciary duties as determined in the good faith judgment of the party proposing to make such release or announcement, provided that no such release or announcement shall be made before reasonable (in the circumstances) advance notice of the same has been given to the other party, or by request of any Governmental Entity.
5.7 Access. Upon reasonable prior notice and subject to applicable Laws relating to the exchange of information, Company and Parent shall, and shall cause each of their Subsidiaries to, afford to the officers, employees and other Representatives of the other, during the period prior to the Effective Time, reasonable access to its properties, books, contracts, commitments and records, and to its officers, employees and other Representatives during normal business hours and, during such period, Company and Parent shall, and shall cause their Subsidiaries to, make available to the other all other information concerning its business, properties and personnel as Parent or Company may reasonably request. Each party shall conduct any such activities in such a manner as not to interfere unreasonably with the business and operations of the other, and neither party shall be obligated to provide such access or information if it determines, in its reasonable judgment, that doing so would violate applicable Law or an obligation of confidentiality owing to a third party, waive protection of an attorney-client privilege, or expose it to risk of liability for disclosure. The information provided will be used solely in connection with the Transactions and shall be subject to the Confidentiality Agreement.
5.8 Notification of Certain Matters. Company shall give prompt notice to Parent, and Parent shall give prompt notice to Company, of (i) any notice or other communication received by such party from any Governmental Entity in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions.
5.9 Director and Officer Indemnification.
(a) From and after the Effective Time and for a period of six (6) years thereafter, each of Parent and Surviving Corporation shall (i) indemnify and hold harmless each individual who at the Effective Time is, or any time prior to the Effective Time was, a director, officer or employee of Company or any of its Subsidiaries (the “Indemnitees”) in respect of all claims, liabilities, losses, damages, judgments, fines, penalties costs and expenses (including legal expenses) in connection with any claim, suit, action, proceeding or investigation, whenever asserted, based on or arising out the fact that Indemnitee was an officer, director or employee of Company or any Subsidiary or acts or omissions by Indemnitee in such capacity or taken at the request of Company or any Subsidiary, at or any time prior to the Effective Time (including any claim, suit, action, proceeding or investigation relating to the Transactions), to the fullest extent permitted by Law and (ii) assume all obligations of Company and Subsidiaries to Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in Company Charter Documents and the organizational documents of Company Subsidiaries. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause the certificate of incorporation and bylaws of the Surviving Corporation, and upon the effective date of the Second Merger, the certificate of formation and limited liability company agreement of Merger Sub I, and its Subsidiaries to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors, officers and managers and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, Parent, from and after the Effective Time, shall and shall cause Surviving Corporation to, advance any expenses (including legal expenses) of any Indemnitee under this Section 5.9 as incurred to the fullest extent permitted by Law, provided that the Indemnitee to whom expenses are advanced provides an undertaking to repay advances if it shall be determined that such Indemnitee is not entitled to be indemnified pursuant to this Section 5.9.
(b) The Surviving Corporation shall, for six years after the Effective Time, maintain in effect the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 5.9(b) more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance and, in the event the cost of such coverage shall exceed that amount, the Surviving Corporation shall purchase as much coverage as possible for such amount. The provisions of this Section 5.9 shall be deemed to have been satisfied if prepaid “tail” policies with the same terms, conditions and coverage as indicated above have been obtained by the Surviving Corporation for purposes of this

Section 5.9 from carriers with the same or better rating as the carrier of such insurances as of the date of this Agreement.
(c) The provisions of this Section 5.9 are intended for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and is in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnitee may have under Company Charter Documents, by contract or otherwise. In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or the purchaser of its assets and properties shall assume the obligations set forth in this Section 5.9. This Section 5.9 shall survive the Effective Time.
5.10 Meetings with Business Partners. Following the date hereof, Company shall permit Parent and its Representatives accompanied by Company and its Representatives to meet with the material licensors, suppliers, distributors and customers of the Company and its Subsidiaries set forth on Section 5.10 of the Company Disclosure Schedule to discuss the continued relationship of such Persons with Parent and its Subsidiaries following the Closing Date. Such meetings will be held at such times as shall be reasonably acceptable to both Company and Parent and the subject and agenda of such meetings shall be reasonably acceptable to Company. Promptly following the date hereof, Parent and Company shall mutually agree upon a joint written announcement to such Persons regarding the Transactions.
5.11 Payment of Parent Payable to Company. Company and Parent have agreed as to the maximum balance of Parent payables due and owing to Company as of the end of each calendar month as set forth on Exhibit A attached hereto. The balance of Parent payables due and owing to Company as of any calendar month end shall be jointly determined by Company and Parent within one week after such month-end consistent with past practices. Following such joint determination of the Parent payables month end balance, if such balance shall have exceed the applicable maximum balance, Parent shall make a payment to Company equal to such excess within two (2) Business Days after such determination. If with respect to the most recent calendar month ending at least two weeks prior to the Closing Date, Parent fails to make such payment of an excess amount by the date, the Target shall be reduced by the amount of such unpaid amount.
5.12 Required Filings.
(a) Parent shall use its best efforts to file and obtain approval and effectiveness of any required listing applications with Nasdaq with respect to the shares of Parent Common Stock to be issued pursuant to the Merger and any federal or state forms, notices or other documents relating to the issuance of such securities required to be filed under applicable state or federal securities laws.
(b) Not later than ten (10) Business Days after the date hereof and pursuant to the applicable requirements of the HSR Act and the rules and regulations thereunder, Parent and Company shall cause to be filed with the Federal Trade Commission (“FTC”) and the Antitrust

Division of the Department of Justice (“DOJ”) all requisite documents and notifications in connection with the Transactions. Parent and Company shall diligently and expeditiously take steps necessary to comply with the HSR Act; provided that nothing in this Agreement shall require Parent, Company or their Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement is conditioned upon the Closing. Each party shall use commercially reasonable efforts to (i) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC or the DOJ and (ii) to the extent permitted by the FTC or the DOJ, give the other party the opportunity to attend and participate in and consult with the other party in advance regarding any meeting with the FTC or DOJ regarding the filings and any inquiries related to the Transactions.
5.13 Tax-Free Reorganization.
(a) Unless any condition to the Second Merger as set forth in Section 5.15 is not satisfied, each of Parent, Merger Sub and the Company shall use commercially reasonable efforts to cause the Merger, taken together with the Second Merger, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
(b) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, provided the Second Merger occurs, each of Parent, Merger Sub and the Company shall report the Merger, taken together with the Second Merger, as a “reorganization” within the meaning of Section 368(a) of the Code.
(c) The parties hereto shall cooperate and use their commercially reasonable efforts to deliver to Parent’s and the Company’s tax counsel and tax advisors a certificate containing representations reasonably requested by such counsel and/or advisors in connection with the rendering of any tax opinions to be issued by such counsel and/or advisors with respect to the treatment of the Merger and the Second Merger as a reorganization within the meaning of Section 368(a) of the Code. Parent’s and the Company’s tax counsel and tax advisors shall be entitled to rely upon such representations in rendering any such opinions.
5.14 Section 16 Matters. Prior to the Effective Time, the Company Board shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
5.15 Second Merger. As soon as reasonably practicable after the Effective Time, and in any event within one year after the Effective Time, unless otherwise provided below in this Section 5.15, Parent shall cause the Second Merger to be effected by, among other things, adopting and causing the Surviving Corporation to adopt an agreement and plan of merger and reorganization pursuant to which the Surviving Corporation shall be merged with and into Merger Sub I, with Merger Sub I being the entity surviving the Second Merger as a wholly owned subsidiary of Parent.

There shall be no conditions to the Second Merger, other than (a) the consummation of the Merger, (b) the absence of any legal prohibition on completing the Second Merger, (c) there not being an Inadequate Continuity of Interest and (d) the receipt by Parent and Company of a written opinion of Edwards Wildman Palmer LLP, counsel to Parent, and Squire, Sanders & Dempsey (US) LLP, counsel to the Company, respectively, in form and substance reasonably satisfactory to Parent and Company, respectively, to the effect that the Mergers, taken together, will constitute a “reorganization” within the meaning of Section 368 of the Code, and neither of such opinions shall have been withdrawn. Such opinions may rely on representations as such counsel reasonably deems appropriate and on typical assumptions. If any of the foregoing conditions is not satisfied, the Second Merger shall not occur and the provisions of this Agreement pertaining to the Mergers qualifying as a “reorganization” within the meaning of Section 368 of the Code shall not apply.
5.16 Employee Matters.
(a) Following the Effective Time, Parent shall cause the Surviving Corporation to provide to employees of the Company and its Company Subsidiaries employed immediately prior to the Effective Time (and their dependents) (the “Company Employees”) and former employees of the Company and its Subsidiaries terminated prior to the Effective Time, the compensation and benefits required by applicable Law or pursuant to vested benefits under any Company Benefit Plan; provided, however, that nothing in this Agreement shall prohibit the Parent or the Surviving Corporation from terminating the employment of any Company Employee.
(b) For a period of at least twelve (12) months following the Effective Time, unless the Company Employees have been enrolled in or entitled to benefits under a comparable Buyer Plan and entitled to the benefits thereunder provided to similarly situated employees of Parent and its Subsidiaries, Parent shall, and shall cause the Surviving Corporation to, honor, in accordance with their respective terms (as in effect on the date of this Agreement), each Company Benefit Plan including with respect to any payments, benefits or rights arising as a result of the Transactions, without any amendment or modification, other than any amendment or modification required to comply with applicable Law. After such twelve (12) month period, Parent shall, and shall cause the Surviving Corporation, to enroll the Company Employees in and receive benefits under the Buyer Plans to the same extent as similarly situated employees of Parent and its Subsidiaries. Parent acknowledges and agrees that the consummation of the Offer will constitute a “Change in Control”, “Change of Control” or “Terminating Event” (as applicable) under the Company Benefit Plans.
(c) With respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Parent or any of Parent’s Subsidiaries (including any vacation, paid time off and severance plans) in which Company Employees participate on or after the Effective Time (“Buyer Plans”), for all purposes, including determining eligibility to participate, level of benefits, benefit accruals (other than for purposes of benefit accrual under any defined benefit plan) and vesting (other than for purposes of any equity-based compensation), each Company Employee’s service with the Company or a Company Subsidiary (as well as service with any predecessor employer of the Company or the Company Subsidiary to the extent service with such predecessor employer is recognized by the Company or the Company Subsidiary) shall be treated as service with Parent or any of Parent’s Subsidiaries; provided that the foregoing shall not apply to the extent its application would result in a duplication of benefits with respect to the same period of service. In the event Parent, the Surviving Corporation, or any of Parent’s Subsidiaries terminates any or all of the Company Benefit Plans during the twelve (12) month period commencing on the Effective Time, each Company Employee shall participate in a Buyer Plan substantially comparable to the terminated Company Benefit Plan.
(d) Parent shall use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitation, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries (other than the Company Benefit Plans) in which the Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time. Parent shall use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.
(e) For the twelve (12) month period following the Effective Time, Company Employees shall be eligible to receive severance benefits pursuant to the Company Severance Plan from Parent, the Surviving Corporation, or the applicable Parent Subsidiary.
(f) The provisions of this Section 5.16 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement. No provision in this Agreement shall modify or amend any Company Benefit Plan or Buyer Plan unless this Agreement explicitly states that the provision "amends" such Company Benefit Plan or Buyer Plan. This shall not prevent the parties entitled to enforce this Agreement from enforcing any provision in this Agreement, but no other party shall be entitled to enforce any provision in this Agreement on the grounds that it is an amendment to such Company Benefit Plan or Buyer Plan. If a party not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to such Company Benefit Plan or Buyer Plan and that provision is construed to be such an amendment despite not being explicitly designated as one in this Agreement, that provision shall lapse retroactively as of its inception, thereby precluding it from having any amendatory effect.
5.17 Company Transaction Costs and Expenses. Exhibit B sets forth an itemized list, prepared in good faith, of Company’s expenses incurred through the date hereof, and the total amount of additional expenses that Company estimates, as of the date hereof, to be incurred by it in connection with the Transactions contemplated by this Agreement, including, without limitation, the fees and expenses of Company’s financial advisors and outside counsel and accountants, which the Company shall use commercially reasonably efforts to update if, to the Company’s Knowledge, additional expenses will be incurred or, to the Company’s Knowledge, there were omitted expenses that should have appeared on Exhibit B.

5.18 Parent Vote. Immediately following the execution of this Agreement, Parent shall execute and deliver, in its capacity as sole shareholder of Merger Sub, a written consent adopting this Agreement.
5.19 Credit Facility Termination. Prior to the Effective Time, the Company shall obtain pay-off information for the Company Credit Facility so that, simultaneously with Closing, Parent and the Company shall terminate the Company Credit Facility and obtain the release of any and all Liens arising thereunder.
ARTICLE 6 - CONDITIONS TO THE MERGER
6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing Date of the following conditions:
(a) The Company Shareholder Approval shall have been obtained;
(b) Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of the Merger or the Transactions, which action shall have not been withdrawn or terminated;
(c) The shares of Parent Common Stock issuable pursuant to and in accordance with this Agreement shall have been approved for listing on Nasdaq, subject to issuance, and the Registration Statement related to such shares shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and
(d) No Law, injunction, judgment, order, decree, ruling or other action enacted, promulgated, issued, entered, amended, taken or enforced by any Governmental Entity (a “Restraint”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.
6.2 Conditions to Company’s Obligations to Effect the Merger. The obligations of Company to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing Date of the following conditions:
(a) (i) The representations and warranties of Parent and Merger Sub set forth in ARTICLE 3 (except for representations and warranties set forth in Sections 3.2 and 3.3) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent that any inaccuracies in such representations and warranties, individually or in the aggregate, would not have a Material Adverse Effect on Parent (provided that, for purposes of this Section 6.2(a)(i), any representation or warranty of Parent that is qualified by materiality (or words of similar import) or Material Adverse Effect on Parent shall be read as if such language were not present), and (ii) the representations and warranties set forth in Sections 3.2 and 3.3 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of such time; provided that with respect to clauses (i) and (ii) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) and (ii), as applicable) only as of such date or period;
(b) Parent and Merger Sub shall have performed or complied in all material respects with all of their obligations and covenants required to be performed by Parent or Merger Sub, as applicable, under this Agreement at or prior to the Closing Date;
(c) Parent shall have delivered to Company a certificate executed on its behalf by its Chief Executive Offer or Chief Financial Officer to the effect that each of the conditions specified in Sections 6.2(a) and (b) is satisfied in all respects;
(d) Parent shall have deposited or caused to be deposited with the Exchange Agent at or prior to Closing certificates representing the shares of Parent Common Stock and cash in U.S. Dollars in an aggregate amount sufficient to pay the Merger Consideration in respect of all Company Common Stock;
(e) Since the date of this Agreement, there shall not have been any Event that, individually or in the aggregate, is having or would reasonably be expected to have a Material Adverse Effect on Parent;
(f) The Parent Shareholder Approval shall have been obtained; and
(g) The Parent’s Board of Directors shall have increased the number of the members of the Board of Directors to a sufficient number to add the Company Director Designees and shall have adopted resolutions appointing the Company Director Designees to the Parent’s Board of Directors effective as of the Effective Time.
6.3 Conditions to Parent’s and Merger Sub’s Obligations to Effect the Merger. The respective obligations of each of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing Date of the following conditions:
(a) (i) The representations and warranties of Company set forth in ARTICLE 4 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent any inaccuracies in such representations and warranties, individually or in the aggregate, would not have a Material Adverse Effect on Company (provided that, for purposes of this Section 6.3(a)(i), any representation or warranty of Company that is qualified by materiality (or words of similar import) or Material Adverse Effect on Company shall be read as if such language were not present), and (ii) the representations and warranties set forth in Sections 4.2 and 4.3 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of such time; provided that with respect to clauses (i) and (ii) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) and (ii), as applicable) only as of such date or period;
(b) Company shall have performed or complied in all material respects with all of its obligations and covenants required to be performed by Company under this Agreement at or prior to the Closing Date;
(c) Company shall have delivered to Parent a certificate executed on its behalf by its Chief Executive Offer or Chief Financial Officer to the effect that each of the conditions specified in Sections 6.3(a) and (b) is satisfied in all respects;
(d) Since the date of this Agreement, there shall not have been any Event that, individually or in the aggregate, is having or would reasonably be expected to have a Material Adverse Effect on Company;
(e) Holders of shares of Company Common Stock representing in excess of 7.5% of the outstanding shares of Company Common Stock shall not have exercised (or, if exercised, shall not have withdrawn such exercise by the close of business on the day after the day of the Company Shareholders Meeting) rights of dissent in connection with the Merger; and
(f) Company shall have delivered to Parent the Target Closing Certificate.
6.4 Frustration of Closing Conditions. Neither Company nor Parent may rely, either as a basis for not consummating the Merger or for terminating this Agreement pursuant to ARTICLE VII, on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was primarily caused by such party’s failure to perform any covenant or obligation under or breach of any provision of this Agreement.
ARTICLE 7 - TERMINATION.
7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing, whether before or after Parent Shareholder Approval and Company Shareholder Approval thereof:
(a) By the mutual written consent of Company and Parent duly authorized by the Company Board and Parent Board.
(b) By either of Company or Parent:
(i)    if any Restraint having the effects set forth in Section 6.1(d) shall be in effect and be final and non-appealable; provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to the party seeking termination unless such party has used its reasonable best efforts to remove such Restraint;
(ii)    if the Merger shall not have been consummated by June 30, 2012 (the “Outside Date”); provided, however, that that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose failure to fulfill any obligation, covenant or condition or whose willful breach of a provision under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such Outside Date; or
(iii)    if the Company Shareholders fail to give the Company Shareholder Approval at the Company Shareholders Meeting, including any adjournment thereof.
(c) By Parent:
(i)    if (A) the Company has failed to make the Company Recommendation in the Joint Proxy Statement or the Company Board or any other authorized committee thereof has effected a Change of Recommendation prior to the Company Shareholder Approval; (B) the Company Board or any other authorized committee thereof shall have adopted, approved, endorsed or recommended to the Company Shareholders an Acquisition Proposal; (C) a tender offer or exchange offer for outstanding shares of Company Common Stock that would, if consummated in accordance with its terms, constitute an Acquisition Proposal shall have been commenced (other than by the Parent or any of its Affiliates) and the Company Board or any other authorized committee thereof recommends that the Company Shareholders tender their shares in such tender or exchange offer or, within ten (10) business days after the public announcement of such tender or exchange offer or, if earlier, prior to the date of the Company Shareholders Meeting, the Company Board or any other authorized committee thereof fails to recommend against acceptance of such offer; (D) Company enters into an Alternative Acquisition Agreement; or (E) Company, the Company Board or any other authorized committee thereof shall have publicly announced its intention to do any of the foregoing; or
(ii)    if Company shall have breached or failed to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, provided that if a breach or failure of a covenant causes the condition set forth in Section 6.3(b) to not be satisfied and is reasonably susceptible to cure, and such failure or breach has not been cured within twenty (20) Business Days after Company receives from Parent written notice of such breach or failure.
(d) By Company:
(i)    prior to receipt of the Company Shareholder Approval, if the Company Board shall have effected a Change of Recommendation; provided, that Company shall concurrently with a termination pursuant to this Section 7.1(d)(i) pay to the Parent or another Person designated in writing by the Parent the payments due pursuant to Section 8.2(a);
(ii)    to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 5.3(e); provided that the Company shall concurrently with a termination pursuant to this Section 7.1(d)(ii) pay to the Parent or another Person designated in writing by the Parent the payments due pursuant to Section 8.2(a);
(iii)    if the Parent Shareholders fail to give the Parent Shareholder Approval at the Parent Shareholders Meeting, including any adjournment thereof;
(iv)    if Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties (other than the representations and warranties contained in Section 3.6) or covenants (other than the covenant contained in Section 5.4) contained in this Agreement, provided that if a breach or failure of a covenant (other than the covenant contained in Section 5.4) causes the condition set forth in Section 6.2 (b) to not be satisfied and is reasonably susceptible to cure, and such failure or breach has not been cured within twenty (20) Business Days after Parent receives from Company written notice of such breach or failure;
(v)    if the conditions to Closing set forth in Sections 6.1 and 6.3 are satisfied (or, upon an immediate Closing, would be satisfied as of such Closing)and Parent does not (i) satisfy the conditions set forth in Section 6.2(d) within five Business Days after notice by Company to Parent that the conditions set forth in Sections 6.1 and 6.2 (except 6.2(d)) are satisfied (or, upon an immediate Closing, would be satisfied as of such Closing) and (ii) proceed immediately thereafter to give effect to a Closing; or
(vi)    if Parent breaches or fails to perform in any material respect any of its representations or warranties contained in Section 3.6 or any of its covenants contained in Section 5.4, provided that if a breach or failure of a covenant causes the condition set forth in Section 6.2(b) to not be satisfied and is reasonably susceptible to cure, and cannot be or has not been cured within twenty (20) Business Days after Parent receives from Company written notice of such breach or failure.
7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or Company or their respective directors, officers and Affiliates, except pursuant to the Confidentiality Agreement dated as of September 7, 2011 between Company and Parent (the “Confidentiality Agreement”) by Company and Parent (subject to its terms), and Sections 3.16, 4.15, the last sentence of Section 5.7 and 7.2, and ARTICLES 8 and 9, all of which shall survive termination of this Agreement for any reason) except for liability for fraud or any willful breach of this Agreement.
ARTICLE 8 - FEES AND EXPENSES.
8.1 Transaction Costs. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs or expenses, except as provided in this ARTICLE 8. For the avoidance of doubt, (i) Company and Parent will each bear and pay one half of the costs and expenses incurred in connection with the printing and mailing of the Joint Proxy Statement and (ii) Parent will bear and pay all of the SEC filing fees in respect of the Registration Statement and the Joint Proxy Statement and all of the fees of the proxy solicitor (which shall be retained by Company in consultation with Parent) in connection with the solicitation of proxies from the Company Shareholders and Parent Shareholders, and (iii) Parent will bear and pay any filing fees in respect of the filings made pursuant to the HSR Act.
8.2 Termination Fees.
(a) If, prior to the No-Shop Period Start Date, this Agreement is terminated by Parent pursuant to Section 7.1(c)(i) or by Company pursuant to Sections 7.1(d)(i) or (ii), Company shall pay to Parent the greater of 50% of the Termination Fee or its Out-of-Pocket Expenses. If this Agreement is terminated by Parent or Company in accordance with such referenced Sections after the No-Shop Period Date, Company shall pay to Parent the Termination Fee.
(b) If this Agreement is terminated by Company pursuant to Section 7.1(d)(iii), (v) or (vi), Parent shall pay to Company the Parent Termination Fee plus Company’s Out-of-Pocket Expenses.
(c) For purposes of this Agreement:
(i)    “Out-of-Pocket Expenses” means, with respect to Parent and Merger Sub, on the one hand, and the Company, on the other hand, all out-of-pocket expenses and fees (including all fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors) of such party arising out of, in connection with or related to the Merger or the other transactions contemplated by this Agreement, up to a maximum of $2,000,000 in the aggregate.
(ii)    “Parent Termination Fee” means $4,000,000.
(iii)    “Termination Fee” means $4,000,000.
8.3 Payment of Fees and Expenses. Any payment required pursuant to Sections 8.2 shall be made within one Business Day after termination of this Agreement by wire transfer of immediately available funds to the account designated by the party set forth in Section 8.3 of the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable. The payment of the Termination Fee, the Parent Termination Fee and/or Out-of-Pocket Expenses shall be considered liquidated damages for any breach by the paying party of this Agreement (other than damages for fraud or willful breach), and in the event of such payments, the paying party shall have no further liability for any breach by it of the representations, warranties, covenants or agreements set forth in this Agreement (other than liability for fraud or willful breach), and the party receiving the payment shall not seek to recover any other money damages or seek any other remedy, other than with respect to fraud or willful breach. Each party acknowledges that the agreements contained in this ARTICLE 8 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails promptly to pay or cause to be paid the amounts due from it pursuant to such sections, and, in order to obtain such payment, the other party commences a suit that results in a judgment for the amounts set forth in such sections, the defaulting party shall pay to the other party its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts due in accordance with this ARTICLE 8 from the date payment was due at 8% per annum.
ARTICLE 9 - MISCELLANEOUS.
9.1 No Survival of Representations and Warranties; etc. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
9.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after approval of any of the transactions contemplated hereby by the Company Shareholders, by written agreement of the parties hereto, and by action taken by the Parent Board and Company Board; provided, however, that following the Company Shareholder Approval or Parent Shareholder Approval there shall be no amendment or change to the provisions hereof which by Law would require shareholder approval without such approval.
9.3 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
9.4 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns. Any purported assignment not permitted under this Section 9.4 shall be null and void.
9.5 Counterparts; Effectiveness. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other parties hereto. Signatures sent by fax or pdf shall be deemed originals.
9.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the exhibits and schedules hereto, the Confidentiality Agreement, the Parent Disclosure Schedule and the Company Disclosure Schedule constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof and thereof. Except for Section 5.9 (which is intended to be for the benefit of the Persons identified therein, and may be enforced by such Persons), this Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights hereunder.
9.7 Governing Law; Enforcement; Jurisdiction; Waiver of Jury Trial.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws thereof that would require the application of the Laws of another jurisdiction.
(b) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that subject to Section 8.3, the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Eastern District of New York or in New York Supreme Court sitting in Suffolk County, New York, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.
(c) For purposes of this Section 9.7, or enforcing Section 9.12 or an award of the arbitrator(s) pursuant thereto, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the United States District Court for the Eastern District of New York or in New York Supreme Court sitting in Suffolk County, New York in the event any dispute arises out of this Agreement or any of the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any defense of forum non conveniens, and (iv) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than a Federal or State court sitting in the State of New York. The parties to this Agreement further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. Each party hereby consents to service being made through the notice procedures provided for in Section 9.8 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses provided for in Section 9.8 shall be effective service of process for any suit or proceeding in connection with this Agreement, the Merger, or any of the other Transactions.
(d) WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER, OR THE TRANSACTIONS. EACH PARTY TO THIS AGREEMENT (A) CERTIFIES THAT NO

REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.
9.8 Notices. All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section), reputable commercial overnight delivery service (including Federal Express and U.S. Postal Service overnight delivery service) for the next Business Day delivery, or deposited with the U.S. Postal Service mailed first class, registered or certified mail, postage prepaid, as set forth below:
If to Company, to:
Parlux Fragrances, Inc.
5900 N. Andrews Avenue
Suite 500
Fort Lauderdale, FL 33309
Attention: Chief Executive Officer.

with a copy to:
Squire, Sanders & Dempsey (US) LLP
200 South Biscayne Blvd.
Suite 4100
Miami, FL 33131
Attention: Alvin B. Davis

If to Parent or Merger Sub, to:
Perfumania Holdings, Inc.
35 Sawgrass Drive
Suite 2
Bellport, NY 11713
Attn: Michael W. Katz
with copies to:
Edwards Wildman Palmer LLP
750 Lexington Avenue
New York, NY 10022
Attention: Patricia L. Kantor, Esq.
Facsimile No.: (212) 308-4844

and
Special Committee of the Board of Directors of Parent
c/o Perfumania Holdings, Inc.
35 Sawgrass Drive
Suite 2
Bellport, NY 11713
Attn: Paul Garfinkle
with copies to:
Carlton Fields P.A.
Miami Tower
100 S.E. Second Street, Suite 4200
Miami, Florida 33131-2113
Attention: Seth Joseph, Esq.
Facsimile No.: (305) 530-0055

Notices shall be deemed given upon the earlier to occur of (i) receipt by the party to whom such notice is directed; (ii) if sent by facsimile machine, on the Business Day such notice is sent if sent (as evidenced by the facsimile confirmed receipt) prior to 5:00 p.m. Eastern Time and, if sent after 5:00 p.m. Eastern Time, on the first Business Day after which such notice is sent; (iii) on the first Business Day following the day the same is deposited with the commercial courier if sent by commercial overnight delivery service for next Business Day delivery; or (iv) the fifth Business Day following deposit thereof with the U.S. Postal Service as aforesaid. Each party, by notice duly given in accordance herewith, may specify a different address for the giving of any notice hereunder.
9.9 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible. If the parties are unable to reach an agreement as to such modification, a court shall have the power to so modify such provision.
9.10 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.
9.11 Definitions; Construction. As used in this Agreement, the following terms have the meanings ascribed thereto below:
“Affiliate” shall mean, as to any Person, any other Person which, directly or indirectly,

controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Applicable Stockholders” shall mean Rene Garcia and certain estate planning trusts established by him, Glenn Nussdorf, Ruth Nussdorf and executive officers and directors of Company who own stock in the Company, as stockholders of Company, and Glenn Nussdorf, Stephen Nussdorf and Arlene Nussdorf and certain estate planning trusts established by them, as stockholders of Parent.
“Available Stock Election Amount” shall mean (a) the Maximum Stock Consideration minus (b) the product of (i) the sum of number of Mixed Consideration Election Shares and the number of Non-Election Shares and (ii) the Mixed Election Stock Exchange Ratio.
“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the States of New York or Florida are authorized or required by Law to be closed.
“Cause” means any act of fraud or intentional misrepresentation, embezzlement, misappropriation, or conversion of assets or opportunities of the Surviving Corporation or any Affiliate, or willful misconduct or gross negligence.
“Company Balance Sheet” shall mean the unaudited consolidated balance sheet included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.
“Company Balance Sheet Date” shall mean September 30, 2011.
“Company Credit Facility” shall mean the Credit Agreement dated as of June 25, 2010 among Company and certain of its Subsidiaries, General Electric Capital Corporation, as Administrative Agent and Lender, and certain other Lenders signatory thereto, as amended by a First Amendment to Credit Agreement dated as of April 15, 2011 among such Persons.
“Company Financial Statements” shall mean the unaudited Condensed Consolidated Financial Statements and notes included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.
“Company Indebtedness” shall mean (i) all indebtedness of Company and its Subsidiaries for borrowed money, (ii) all obligations of Company and its Subsidiaries for the deferred purchase price of property or assets, (iii) all obligations of Company and its Subsidiaries evidenced by notes (including promissory notes issued in consideration for the purchase of stock or assets of any business), bonds, debentures, guarantees or other similar instruments and (iv) all capital leases, which, in the case of clauses (i) through (iv) above, shall include all accrued interest thereon and applicable prepayment premiums and any other fees, costs or expenses payable in connection therewith.
“Company Severance Plan” shall mean the Company Severance Plan adopted by the

Compensation Committee of the Company on December 19, 2011.
“Environmental Laws” shall mean all federal, foreign, state and local Laws, statutes, codes, regulations, rules, ordinances, judgments, decisions and orders of any Governmental Entity (including consent decrees, administrative orders and self-implementing requirements) relating to human health, safety and protection of the environment, all as amended or reauthorized to the date hereof and through the Closing Date, including any law relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials into ambient air, surface water, groundwater or land.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.
“Exchange Ratio” shall mean .533333
“FBCA” means Florida Business Corporation Act.
“GAAP” shall mean generally accepted accounting principles in the United States, applied on a consistent basis during the periods involved (except as may be indicated in the notes to any applicable financial statements).
“Good Reason” means (i) a material reduction of the Company Employee’s overall cash compensation without such Company Employee’s consent, (excluding incentive compensation), (ii) a material reduction in the Company Employee’s title, position or scope of responsibility, or (iii) a relocation of more than 50 miles from Company Employee’s work location as of the Effective Time without such Company Employee’s consent, provided that Good Reason hereunder shall only be established after Company Employee provides Surviving Corporation (or an Affiliate of Surviving Corporation) with a specific written notice of the facts that Company Employee alleges constitute Good Reason and a 30 day opportunity to cure.
“Governmental Entity” shall mean any federal, state or local, domestic, foreign or multinational government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality.
“Hazardous Materials” shall mean (a) any “hazardous waste” as defined in the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Sections 6901 et seq., as amended, to the date hereof and through the Closing Date, and regulations promulgated thereunder; (b) any “hazardous substance” as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et seq., as amended through the Closing Date, and regulations promulgated thereunder; (c) petroleum or petroleum products and all derivatives and constituents thereof; (d) polychlorinated biphenyls (PCBs); (e) asbestos and asbestos-containing materials; and (f) any other pollutant, contaminant, constituent or chemical regarding which liability is imposed under any Environmental Laws.
“Inadequate Continuity of Interest” shall exist with respect to the Second Merger, if (a) 40% of the sum of (i) the Value of Stock Consideration and (ii) the amount of Non-Stock Consideration exceeds (b) the product of (i) the number of shares of Parent Common Stock issued in the Merger in exchange for the Company Common Stock and (ii) the Testing Price (such product, the “Value of Stock Consideration”).
“Income Tax Return” means any Tax Return relating to any federal, state, local or foreign Tax measured by or imposed on net income.
“Independent Committee” means the committee of independent directors of the Board of Directors of Company that considered the proposed Merger and Transactions.
“Intellectual Property” means all (i) patents, patent applications, patent disclosures and inventions, whether United States or foreign, including all reissues, continuations, divisions, continuations in part and renewals and extensions thereof, (ii) internet domain names, trademarks and service marks whether United States or foreign, trade dress, trade names, logos and corporate names and registrations and applications for registration thereof, together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) computer software (including both source and object code), data, data bases and documentation thereof, (vi) trade secrets and other confidential information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information), (vii) other intellectual property rights and (viii) copies and tangible embodiments thereof (in whatever form or medium).
“Joint Proxy Statement” means a joint proxy statement of Parent and the Company relating to the Parent Shareholder Approval and Company Shareholder Approval, including any amendments or supplements thereto.
“Knowledge of Company” whether or not such term is used herein in initial capitalized form, when used in this agreement in the phrase “Knowledge of Company,” or similar phrases, means the actual knowledge of each of Frederick E. Purches, Raymond J. Balsys and Frank A. Buttacavoli.
“Knowledge of Parent” whether or not such term is used herein in initial capitalized form, when used in this agreement in the phrase “Knowledge of Parent,” or similar phrases, means the actual knowledge of each of Stephen Nussdorf, Michael Katz, Donna Dellomo and Donovan Chin.
“Lien” shall mean any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever.
“Material Adverse Effect” shall mean, with respect to any Person, an effect, circumstance, event or change (each, an “Event”) which has a material adverse effect on the business, operations,

assets, annual results of operations, or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been a Material Adverse Effect: (i) changes in conditions in the United States or global economy or capital or financial markets generally, including changes in interest or exchange rates, (ii) any Event generally affecting the industry in which Company and Parent primarily operate, (iii) changes in applicable Law or changes in GAAP, (iv) any decline in the market price, or change in trading volume, of the capital stock of such Person or any failure to meet publicly announced revenue or earnings projections, (v) the execution of this Agreement or the announcement, pendency or consummation of the Transactions, (vi) the identity of Parent as the acquiror of the Company, (vii) compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or action or inaction consented to or requested by Parent, and (viii) acts of war, sabotage, terror, earthquakes, tornados and other natural disasters.
“Maximum Cash Consideration” shall mean $61,895,288, subject to adjustment set forth in Section 2.7(b).
“Maximum Stock Consideration” shall mean 5,919,052 shares of Parent Stock, subject to (i) adjustment set forth in Section 2.7(b) and further subject to (ii) increase by the product of the Exchange Ratio and any increase in number of outstanding shares of Company Stock between the date of this Agreement and the Effective Time, provided that any such increase in outstanding shares shall occur in accordance with the provisions of this Agreement.
“Mixed Election Stock Exchange Ratio” shall mean .20, subject to adjustment in accordance with Section 2.7(b).
“Non-Stock Consideration” shall mean (A) any cash consideration paid pursuant to the Merger, and (B) any other cash or property (other than shares of Parent Common Stock) that is transferred, paid or distributed by Parent (or any Person related to Parent within the meaning of Treasury Regulation Section 1.368-1(e)(3)) to holders of Company Common Stock in exchange for Company Common Stock in connection with the Merger (including the maximum amount of cash paid and expected by Parent and the Company to be paid on account of Appraisal Shares).
“Parent Indebtedness” shall mean (i) all indebtedness of Parent and its Subsidiaries for borrowed money, (ii) all obligations of Parent and its Subsidiaries for the deferred purchase price of property or assets, (iii) all obligations of Parent and its Subsidiaries evidenced by notes (including promissory notes issued in consideration for the purchase of stock or assets of any business), bonds, debentures, guarantees or other similar instruments and (iv) all capital leases, which, in the case of clauses (i) through (iv) above, shall include all accrued interest thereon and applicable prepayment premiums and any other fees, costs or expenses payable in connection therewith.
“Parent Share Value” shall mean $12.00.
“Parent Special Committee” means the committee of the Board of Directors of Parent established to consider the proposed Merger and the Related Person Investment.
“Permit(s)” shall mean any approvals, consents, registrations, permits, licenses and other authorizations from any Governmental Entity.
“Permitted Encumbrance” means, to the extent incurred in the ordinary course of business and consistent with past practice, (i) Liens for Taxes not yet due and payable, that are payable without penalty or that are being contested in good faith, (ii) Liens for assessments and other governmental charges or landlords’, carriers’, warehousemen’s, mechanics’, repairmen’s and similar Liens incurred in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, and (iii) Liens incurred in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, and similar obligations.
“Per Share Cash Consideration” shall mean $6.40.
“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust, or any other entity, including a Governmental Entity.
“Registered Intellectual Property” means patents, patent applications, registered copyrights, registered marks (including trademarks, service marks, and trade dress, to the extent registered), applications to register marks, registered domain names, and registered industrial designs that are material to the conduct of the business of Company and its Subsidiaries as currently conducted.
“Registration Statement” shall mean a registration statement on Form S-4 to register the Parent Common Stock to be issued pursuant to Section 2.7, including any amendments or supplements thereto.
“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the environment, including movement of any Hazardous Materials through or in the environment, and the abandonment or discarding of barrels, containers and other receptacles containing any Hazardous Materials, but excludes the normal application of lawn or garden chemicals such as pesticides, herbicides and fertilizers.
“Remedial Action” shall mean any investigation, abatement, containment, removal or remediation of any Release or threatened Release of Hazardous Materials conducted or required to be conducted pursuant to any Environmental Laws.
“SEC” shall mean the U.S. Securities and Exchange Commission.
“Securities Act” shall mean the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.
“Stock Election Amount” shall mean the product of the number of Stock Election Shares and the Exchange Ratio.
“Subsidiary” when used with respect to any Person, shall mean any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity, the securities or other ownership interests representing 50% or more of the ordinary voting power (or, in the case of a non-corporate entity, 50% or more of the ownership interests) of which are, as of such date, owned by such party or one or more Subsidiaries of such Person.
“Tax(es)” shall mean all taxes, charges, fees, levies, penalties, or other assessments imposed by any foreign or United States federal, state, tribal or local Taxing Authority, including income, excise, property, sales, use, gross receipts, windfall profits, environmental (including taxes under Code Section 59A), employment, severance, stamp, capital stock, disability, real property, personal property, sales, use, unemployment, disability, registration, value added or add-on minimum, compensating, transfer, franchise, license, payroll, withholding, social security, estimated or other taxes (including any escheat or unclaimed property obligations), in each case including any interest, penalties, or additions attributable thereto, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the tax liability of any other Person.
“Tax Return(s)” means any and all returns, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Termination Date” shall mean the date this Agreement is terminated pursuant to Section 7.1.
“Testing Price” shall be the lowest of the following amounts, as reported on the Nasdaq: (A) the closing Parent Common Stock trading price on the Valuation Date, (B) the average between the high and low Parent Common Stock trading prices on the Valuation Date, and (C) the volume weighted average of the trading prices of all shares of Parent Common Stock traded on the Valuation Date.
“Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Mergers, but excluding the Acquisition Advances and the Related Person Investment.
“Valuation Date” shall mean the applicable valuation date as counsel for the Company and the Parent mutually agree is appropriate under Treasury Regulation Section 1.368-1(e)(2) for purposes of testing the continuity of interest requirement under Treasury Regulation Section 1.368-1(e) with respect to Mergers.
The following terms are defined in the Sections of this Agreement set forth after such term below:

Acceptable Confidentiality Agreement	5.3(i)
Acquisition Advances	3.6(a)
Acquisition Proposal	5.3(i)
Adjustment Event	2.1
Affiliate	9.11
Agreement	Preamble

Alternate Financing	5.4(c)
Alternative Acquisition Agreement Appraisal Cash Adjustment	5.3(d) 2.7(b)
Appraisal Share	2.12
Available Stock Election Amount	9.11
Average Parent Price	9.11
Bankruptcy Exception	3.3(d)
Book Entry Shares	2.7(c)
Business Day Buyer Plans	9.11 5.16(b)
Cause	9.11
Certificate of Merger	2.3
Certificate	2.7(c)
Change of Recommendation	5.3(d)
Closing	2.2
Closing Date	2.2
Code	4.11(a)
Company	Preamble
Company Balance Sheet	9.11
Company Balance Sheet Date	9.11
Company Benefit Plan	4.11(a)
Company Board	Recitals
Company Capitalization Date	4.2(a)
Company Charter Documents	4.1(a)
Company Common Stock	2.7(a)
Company Credit Facility	9.11
Company Disclosure Schedule	4
Company Employees	5.16(a)
Company Financial Advisor	4.15
Company Financial Statements	9.11(a)
Company Indebtedness	9.11
Company Material Contracts	4.16(a)
Company Material Lease	4.18
Company Recommendation	1.1(b)
Company SEC Documents	4.5(a)
Company Severance Plan	9.11
Company Shareholders	Recitals
Company Shareholder Approval	1.1(b)
Company Shareholders Meeting	1.1(b)
Company Stock Option	4.2(a)
Company Stock Plans	4.2(a)
Company Warrants	4.2(a)
Confidentiality Agreement	7.2
Control	9.11
Controlled By	9.11
DGCL Difference	2.1 2.7(b)(i)
DOJ	5.12(b)
Effective Time	2.3

Election Deadline	2.7(c)
Election Form	2.7(c)
Election Form Record Date	2.7(c)
Environmental Claims	4.13(a)(i)
Environmental Laws	9.11
Environmental Liabilities	4.13(a)(ii)
ERISA	4.11(a)
ERISA Affiliate	4.11(a)
Excess Shares	2.7(a)
Exchange Act	9.11
Exchange Agent	2.9(a)
Exchange Fund	2.9(a)
Excluded Party	5.3(b)
Excluded Shares	2.7(e)
Financing	5.4(c)
Financing Letter	3.6(a)
FTC	5.12(b)
GAAP	9.11
Good Reason	9.11
Gopman Warrant Agreement	4.2(a)
Gopman Warrants	4.2(a)
Governmental Entity	9.11
Hazardous Materials	9.11
HSR Act	3.4(a)
Inadequate Continuity of Interest	9.11
Income Tax Return	9.11
Indemnitees	5.9(a)
Intellectual Property	9.11
Intervening Event	5.3(e)
IRS	4.11(c)
Joint Proxy Statement	9.11
Knowledge of Parent	9.11
Knowledge of Company	9.11
Laws	1.1
Lenders	3.6(a)
Letter Amendment	5.5(a)
Licensor	5.5(a)
Licensor Warrants	4.2(a)
Licensor Warrant Amendment	5.5(b)
Licensor Warrant Consideration	2.8(b)(ii)
Lien	9.11
Mailing Date	2.7(c)
Material Adverse Effect Maximum Cash Consideration	9.11 9.11
Maximum Stock Consideration	9.11
Merger	Recitals
Mergers	Recitals

Merger Consideration	2.7(a)
Merger Sub	Preamble
Merger Sub I	Recitals
Mixed Consideration Election Share	2.7(a)
Mixed Election Stock Exchange Ratio	9.11
Model Warrants	3.2(a)
Nasdaq	3.12(c)
New Parent Stock Option	2.8(a)
Non-Election Shares	2.7(c)
Non-Stock Consideration	9.11
No-Shop Period Start Date	5.3(a)
Notice Period	5.3(e)
Out-of-Pocket Expenses	8.3(c)
Outside Date	7.1(b)(ii)
Parent	Preamble
Parent Balance Sheet Date	3.5(c)
Parent Board	Recitals
Parent Capitalization Date	3.2(a)
Parent Charter Amendment	1.1(a)
Parent Charter Documents	3.1(a)
Parent Common Stock	1.1(a)
Parent Credit Agreement	3.6(a)
Parent Disclosure Schedule	3
Parent Indebtedness	9.11
Parent Material Contract	3.13(a)
Parent SEC Documents	3.5(a)
Parent Shareholder Approval	1.1(a)
Parent Shareholders Meeting	1.1(a)
Parent Stock Option	3.2(a)
Parent Stock Plans	3.2(a)
Parent Warrant	2.8(b)
Per Share Cash Consideration	9.11
Per Share Mixed Consideration	2.7(a)
Per Share Mixed Election Cash
Amount	2.7(a)
Per Share Stock Election Consideration	2.7(a)
Permits Permitted Encumbrance	9.11 9.11
Person	9.11
Related Persons	3.6(b)
Related Person Investment	3.6(b)
Related Person Investment Commitment	3.6(b)
Registration Statement	9.11
Registered Intellectual Property	9.11
Release	9.11
Remedial Action	9.11
Representatives	5.3(a)

Required Holders	5.5(b)
Restraint	6.1(d)
Scheduled Intellectual Property	4.19(a)
Second Merger	Recitals
Section 262	2.12
SEC	9.11
SOX	3.12(b)
Solicited Person	5.3(a)
Stock Election Amount	9.11
Stock Election Share	2.7(a)
Subsidiary	9.11
Superior Proposal	5.3(i)
Surviving Corporation Target	2.1 2.7(b)(i)
Target Closing Certificate	2.7(b)(iv)
Tax(es)	9.11
Tax-Free Reorganization	Recitals
Tax Returns	9.11
Term Sheet	5.5
Termination Fee	8.2
Testing Price	9.11
Transactions	9.11
Under Common Control With	9.11
Valuation Date	9.11
Voting Agreement	Recitals
Voting Company Debt	4.2(b)
Voting Parent Debt	3.2(b)
Warrant Agreements	4.2(a)

As used in this Agreement, “including” shall mean “including, without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. As used in this Agreement, pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms. The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision or interim draft of this Agreement.
9.12 Arbitration.
(a) After the Closing, any dispute, controversy or claim arising out of or relating to this Agreement which cannot be resolved by the parties within thirty (30) days shall be finally settled by binding arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules then in effect, including its Procedures for Large, Complex Commercial Disputes, except as specifically otherwise provided in this Section 9.12. This Section 9.12 shall be construed and enforced in accordance with the Federal Arbitration Act, notwithstanding any other choice of law provision in this Agreement.
(b) Arbitration Procedures.
(i)    The place of arbitration shall be New York, New York before a single neutral arbitrator, unless any party’s claim exceeds Two Million Dollars ($2,000,000), exclusive of interest and attorneys’ fees, in which case the dispute shall be heard and determined by three neutral arbitrators.
(ii)    The arbitrator(s) shall allow such discovery as the arbitrator(s) determine appropriate under the circumstances, including examination by deposition of witnesses. Depositions shall be held within thirty (30) days of the making of the request, limited to a maximum of three per party and no more than six hours duration each. Any dispute regarding discovery shall be determined by the arbitrator(s) and all discovery shall be completed within one hundred and twenty (120) days after the selection of the arbitrator(s).
(iii)    The decision of the arbitrator(s) shall be made within nine (9) months of the filing of the notice of intention to arbitrate (demand). The award shall be in writing and shall set forth the reasons for the disposition of any claim, and the arbitrator(s) shall have thirty (30) days thereafter to reconsider and modify such decision if any party so requests within ten (10) days after the decision.
(iv)    The decision of the arbitrator(s) shall be final, binding, and non-appealable with respect to all persons, including (without limitation) persons who have failed or refused to participate in the arbitration process.
(c) The arbitrator(s) shall have authority to award relief under legal or equitable principles, including interim or preliminary relief, and to allocate responsibility for the costs of the arbitration and to award recovery of reasonable attorneys’ fees and expenses in such manner as is determined to be appropriate by the arbitrator(s).
(d) Judgment upon the award rendered by the arbitrator(s) may be entered in any court having personal and subject matter jurisdiction.
(e) All proceedings under this Section 9.12, and all evidence given or discovered pursuant hereto, shall be maintained in confidence by all parties and by the arbitrator(s) except to the extent required by legal process.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PARLUX FRAGRANCES, INC.

By: /S/ Frederick E. Purches
Name: Frederick E. Purches
Title: Chairman and Chief Executive Officer

PERFUMANIA HOLDINGS, INC.

By: /S/ Michael W. Katz
Name: Michael W. Katz
Title: President and Chief Executive Officer

PFI MERGER CORP.

By: /S/ Michael W. Katz
Name: Michael W. Katz
Title: Vice President

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES OF COMPANY		26
4.1	Organization	26
4.2	Capitalization	27
4.3	Authority	28
4.4	Consents and Approvals; No Violations	28
4.5	SEC Filings; Financial Statements	29
4.6	Joint Proxy Statement; Registration Statement	30
4.7	Absence of Certain Changes or Events	31
4.8	Legal Proceedings	33
4.9	Compliance with Applicable Law; Permits	33
4.10	Tax Matters	34
4.11	Employee Benefits	36
4.12	Labor Matters	38
4.13	Environmental Matters	38
4.14	Insurance	40
4.15	Finders or Brokers	40
4.16	Contracts	40
4.17	Owned Real and Personal Property	41
4.18	Leased Real and Personal Property	41
4.19	Intellectual Property	42
4.20	Related Person Transactions	43
4.21	Controls and Procedures; Nasdaq Compliance	43
4.22	Takeover Provisions	44
4.23	Opinion of Financial Advisor	44
4.24	No Other Parent and Merger Sub Representations or Warranties	44
4.25	No Additional Representations	44

ARTICLE 5 - COVENANTS AND AGREEMENTS		45
5.1	Conduct of Business	45
5.2	Reasonable Best Efforts	49
5.3	Solicitation; Change in Recommendation	49
5.4	Acquisition Advances and Related Persons Investment Arrangements	53
5.5	Licensor Warrants	55
5.6	Public Announcements	56
5.7	Access	56
5.8	Notification of Certain Matters	56
5.9	Director and Officer Indemnification	57
5.10	Meetings with Business Partners	58
5.11	Payment of Parent Payable to Company	58
5.12	Required Filings	58
5.13	Tax-Free Reorganization	59
5.14	Section 16 Matters	59
5.15	Second Merger	59

5.16	Employee Matters	60
5.17	Company Transaction Costs and Expenses	61
5.18	Parent Vote	62
5.19	Credit Facility Termination	62

ARTICLE 6 - CONDITIONS TO THE MERGER		62
6.1	Conditions to Each Party's Obligation to Effect the Merger	62
6.2	Conditions to Company's Obligation to Effect the Merger	62
6.3	Conditions to Parent's and Merger Sub's Obligation to Effect the Merger	63
6.4	Frustration of Closing Conditions	64

ARTICLE 7 - TERMINATION		64
7.1	Termination	64
7.2	Effect of Termination	66

ARTICLE 8 - FEES AND EXPENSES		67
8.1	Transaction Costs	67
8.2	Termination Fees	67
8.3	Payment of Fees and Expenses	68

ARTICLE 9 - MISCELLANEOUS		68
9.1	No Survival of Representations and Warranties; etc	68
9.2	Amendment or Supplement	68
9.3	Extension of Time, Waiver, Etc.	68
9.4	Assignment; Binding Effect	69
9.5	Counterparts; Effectiveness	69
9.6	Entire Agreement; No Third-Party Beneficiaries	69
9.7	Governing Law; Enforcement; Jurisdiction; Waiver of Jury Trial	69
9.8	Notices	70
9.9	Severability	72
9.1	Headings	72
9.11	Definitions; Construction	72
9.12	Arbitration	80

LIST OF EXHIBITS

Exhibit A	Schedule of Parent Receivables Maximum Month-End Balances
Exhibit B	Company Transaction Costs and Expenses
Exhibit C-1	Form of Voting Agreement (Parlux Stockholder)
Exhibit C-2	Form of Voting Agreement (Perfumania)